No Act
PE 1/10/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-12

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

Dear Mr. Dunn:

This is in response to your letter dated January 10, 2012 concerning the shareholder proposal submitted to JPMorgan Chase by the Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Sisters of St. Dominic, Inc., Maryknoll Fathers and Brothers, and Community of the Sisters of St. Dominic of Caldwell, NJ. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sister Barbara Aires, SC
Sisters of Charity of Saint Elizabeth
baires@scnj.org

January 27, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

The proposal requests that JPMorgan Chase disclose its use of repurchase agreement transactions and securities lending transactions, including the information specified in the proposal, and its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets. The proposal also requests that JPMorgan Chase, when acting as a repo dealer, adopt the use of transparent, multilateral trading facilities.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the repurchase agreement program maintained by JPMorgan Chase as part of the financial services offered by the company. Proposals concerning the sale of particular services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which JPMorgan Chase relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



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1934 Act/Rule 14a-8

January 10, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Sisters of Charity of Saint Elizabeth, *et al.*
Entitled "Transparency in Repurchase Markets"
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Sisters of St. Dominic, Inc., Maryknoll Fathers and Brothers, and Community of the Sisters of St. Dominic of Caldwell, NJ (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the ***"2012 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent's representative, Sister Barbara Aires, of the Sisters of Charity of Saint Elizabeth.

A copy of the Proposal and Supporting Statement, the cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.[1]

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to Sister Barbara Aires, the Proponent's representative, at baires@scnj.org.

I. SUMMARY OF THE PROPOSAL

On December 5, 2011, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The Proposal reads as follows:

"RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearing house or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.

- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.

- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered)."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2012 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

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[1] We note that copies of both Rule 14a-8 and Staff Legal Bulletin No. 14F were included with each notice of deficiency required by Rules 14a-8(b) and (f) from the Company. Because no procedural basis for exclusion under Rule 14a-8(b) is asserted in this request, such copies are not included in Exhibit A.

- Rules 14a-8(c) and (f), as the Proposal contains three distinct and unrelated proposals requesting: (i) disclosure by the Company of certain information regarding repurchase agreement transactions; (ii) disclosure of the Company's view of regulatory efforts to collect and report information on the repurchase market in general; and (iii) the adoption of certain trading facilities when acting as a dealer in connection with repurchase agreement transactions;

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rules 14a-8(c) and (f) because it Violates the "One-Proposal" Limitation

Rule 14a-8(c) states that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Rule 14a-8(f)(1) permits a company to omit a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of that notice.

The Company received the Proposal on December 5, 2011. *See* Exhibit A. On December 15, 2011, the Company notified the Proponent of the Proposal's failure to comply with the one-proposal limitation of Rule 14a-8(c). A copy of that notice, as well as proof of the delivery of such notice, is attached as Exhibit B. The Company's notice included:

- A description of the one-proposal limitation of Rule 14a-8(c) -- *i.e.*, "Rule 14a-8(c), precludes any one shareholder from submitting more than one proposal to a company for a particular shareholders' meeting";

- A statement expressing the Company's view that the Proposal included three distinct proposals -- *i.e.*, "the Sisters of Charity's submission appears to include three distinct proposals relating to (i) disclosure by JPMC of certain information regarding repurchase agreement transactions; (ii) disclosure of JPMC's view of regulatory efforts to collect and report information on the repurchase market in general; and (iii) the adoption of certain trading facilities when acting as a dealer in connection with repurchase agreement transactions";

- An explanation of what the Proponent should do to comply with the rule -- *i.e.*, "the Sisters of Charity's submission is required by Rule 14a-8 to be reduced to a single proposal to be considered for inclusion in the Company's proxy materials";

- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- *i.e.*, "for the Proposal to be eligible for inclusion in JPMC's proxy materials for JPMC's 2012 Annual Meeting of Shareholders, the Sisters of Charity's response to the request in this letter be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8.

The Proponent took no action to revise the Proposal in response to the Company's notice of deficiency that the Proposal was, in fact, three distinct proposals.

1. Application of Rules 14a-8(c) and (f) and prior Staff positions to the Proposal

The Proposal purports to be a single submission consisting of numerous separate requests; however, each of these requests is actually a separate and distinct proposal. Specifically, the Proposal requests that the Company undertake at least three distinct actions relating to three distinct subject matters:

- specific disclosure by the Company regarding the manner in which it structures its repurchase agreement transactions and its use of repurchase agreement transactions and securities lending transactions, an ordinary business matter relating to (i) the Company's decisions regarding the disclosure of highly sensitive proprietary information and (ii) the manner in which the Company provides specific products and services to its customers (***"Proposal One"***);

- specific disclosure by the Company regarding its positions on efforts by regulatory or supervisory authorities to collect and report information about "repo" markets, an ordinary business matter relating to the Company's specific lobbying activities that are related to the Company's ordinary business operations (***"Proposal Two"***); and

- adoption by the Company of certain multilateral trading facilities when the Company is acting as a "repo" dealer, an ordinary business operation relating to (i) the types of products sold by the Company and (ii) the manner in which the Company sells and markets its products (***"Proposal Three"***).

If a proponent does not reduce the number of proposals in response to a company's request under Rule 14a-8(f), the Staff will permit the company to omit all proposals submitted by the proponent. *See Pfizer Inc.* (February 19, 2007) (concurring that a proposal with multiple elements relating to the election to the board of directors could be omitted in reliance on Rule 14a-8(c)) *and General Motors Corporation* (April 9, 2007) (concurring that a proposal seeking shareholder approval for numerous transactions to restructure the company could be omitted in reliance on Rule 14a-8(c)). As the Proponent did not respond to the Company's notice of deficiency that the Proposal was, in fact, three distinct proposals, the Company believes that the

Proposal continues to contain three separate and distinct proposals that may be properly excluded in reliance on paragraphs (c) and (f) of Rule 14a-8.

The Staff has concurred with the view that a proposal containing multiple elements that relate to more than one concept may be excluded under Rule 14-8(c). *See American Electric Power* (January 2, 2001) (reconsideration denied January 31, 2001) (concurring in the exclusion of a proposal to improve the company's corporate governance through amendments to the company's certificate of incorporation and bylaws). However, as articulated by the Commission, a single proposal made up of several components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept." *Exchange Act Release* No. 12999 (November 22, 1976). *See also United Parcel Service, Inc.* (February 20, 2007). Moreover, it is the concepts underlying the elements of the proposal that determine whether there is a single, unifying concept, rather than the proponent's stated purpose for submitting such proposal. *See Torotel, Inc.* (November 1, 2006) (discussed below). *See also Pacific Enterprises* (February 19, 1998) (concurring that a proposal relating to six matters could be omitted where the company argued that the matters failed to constitute "closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single shareholder proposal").

Even where multiple elements or components of a proposal relate to some general or central topic, a proposal that contemplates a variety of loosely related actions may be excludable as multiple proposals under Rule 14a-8(c). In *Exxon Mobil Corporation* (March 19, 2002), the Staff concurred with the view that a proposal seeking the inclusion of a slate of nominees larger than the available board seats by a reasonable number and requesting that these additional nominees come from individuals with experience from a variety of shareholder groups (*e.g.*, employees, communities, customers, etc.) could be omitted in reliance on Rule 14a-8(c), as relating to the submission of more than one proposal. In that letter, the proponents appeared to intend the proposal to relate to diversification of the board of directors, but the proposal submitted addressed two distinct concepts -- the number of board nominees and director qualifications. In *Torotel, Inc.* (November 2, 2006), the Staff concurred with the company's view that a proposal calling for the articles of incorporation to be amended to undertake six specific actions could be omitted in reliance on Rule 14a-8(c) despite the proponent's assertion that the proposal related to "one course of action with a singular purpose -- a response to the current [board]'s distinct actions to entrench the [b]oard with power to obtain excessive control over the [c]ompany's decision making and resources, all designed to limit the ability of the [c]ompany's shareholders to undertake corporate actions." *See also Parker-Hannifin Corporation* (September 4, 2009) (concurring in the exclusion of a say-on-pay proposal that would have required an executive pay vote and the establishment of a shareholder communication forum with the compensation committee as involving two separate and distinct matters and thus violating the one-proposal rule); *and Fotoball USA, Inc.* (May 6, 1997) (concurring in the exclusion of a proposal containing somewhat related but distinct requests concerning minimum share ownership for directors, payment of directors in the form of shares or options compensation, and a prohibition on non-employee directors from performing other services for the company for compensation).

The Proponent has attempted to cast the Proposal with a unifying concept by entitling it "Transparency in Repurchase Markets." However, the three separate and distinct actions sought by the Proposal lack a single, unifying concept and, instead, the Proposal includes three separate and distinct requests relating to three distinct subject matters:

- *Proposal One* relates to the manner in which the Company structures and discloses its transactions in repurchase agreements by requesting very granular disclosure concerning the Company's transactions. The manner in which individual transactions are structured is a determination made on a day-to-day basis by individual dealers in relation to the customers they serve and the funding needs of the Company's businesses, and generally is regarded as sensitive proprietary transactional information. In addition, disclosure matters related to the Company's business operations, including the disclosure of sensitive proprietary information that could cause the Company competitive harm are complex decisions that are fundamental to management's ability to run the Company on a day-to-day basis.

- *Proposal Two* relates to disclosure of the Company's lobbying activities, specifically the Company's public expression of its views regarding regulatory and supervisory actions relating to the collection and reporting of information regarding "repo" markets. The determination of the Company's publicly stated position on particular regulatory or supervisory actions is a complex decision that may have a significant impact on the many different businesses within the Company and is best made by members of management that are fully aware of the regulatory or supervisory implications involved and their potential impact on the various business lines of the Company.

- *Proposal Three* relates to the Company's day-to-day determinations regarding the use of multilateral trading facilities when the Company is acting as a "repo" dealer. Decisions regarding which trading facilities to utilize for which transactions are made on a day-to-day basis by individuals directly dealing with the particular activity in question, and are predicated on using the most efficient and effective manner by which to clear and settle trades using facilities that are available.

The Supporting Statement further evidences the separate subject matters and nature of these three proposals. Specifically, the third paragraph of the Supporting Statement relates solely to specific disclosure to be made by public companies concerning repurchase agreements and securities lending transactions (the subject matter of Proposal One), the fourth paragraph of the Supporting Statement relates solely to the actions of regulatory agencies with regard the collection and reporting of information regarding repo markets (the subject matter of Proposal Two), and the last paragraph of the Supporting Statement relates solely to the trading processes for repurchase agreements transactions where the Company acts as a "repo" dealer (the subject matter of Proposal Three).

2. *Conclusion*

The Proposal contains multiple elements that relate to more than one concept that are not so closely related as to comprise a single proposal. Further, the Proponent failed to revise the Proposal to comply with the one-proposal limitation in Rule 14a-8(c) within 14 days of notification of that deficiency. Accordingly, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on paragraphs (c) and (f) of Rule 14a-8.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7) because it Deals With Matters Relating to the Company's Ordinary Business Operations

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In *Exchange Act Release* No. 40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business operations and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Company is a global financial services firm that specializes in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. As such, the Proposal relates to the Company's ordinary business operations because it contains three distinct proposals (as discussed in more detail above), each of which involve the Company's ordinary business operations:

- Proposal One requests specific disclosure by the Company regarding the manner in which it structures its transactions in repurchase agreements and its use of repurchase agreement transactions and securities lending transactions, an ordinary business matter relating to (i) the Company's decisions regarding the disclosure of highly sensitive proprietary information and (ii) the manner in which the Company provides specific products and services to its customers;

- Proposal Two requests specific disclosure by the Company regarding its positions on efforts by regulatory or supervisory authorities to collect and report information about "repo" markets, an ordinary business matter relating to the Company's specific lobbying activities that are related to the Company's ordinary business operations; and

- Proposal Three requests adoption by the Company of multilateral trading facilities when the Company is acting as a "repo" dealer, an ordinary business operation relating to (i) the specific products and services sold by the Company and (ii) the manner in which the Company sells and markets its products.

Each of these proposals are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7). Further, each of these proposals relate to ordinary business matters -- (a) the Company's decisions regarding the disclosure of highly confidential and sensitive information; (b) the manner in which the Company provides specific products and services to its customers; (c) the Company's specific lobbying activities that are related to the Company's ordinary business operations; (d) the specific products and services sold by the Company; and (e) the manner in which the Company sells and markets its products -- that the Staff has consistently agreed do not focus on significant policy issues.

1. It is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7)

As addressed in more detail below, the Proposal relates to the Company's ordinary business operations. As a threshold matter, however, it is important to note that it is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7) to the Proposal.

In this regard, the Commission stated in 1983:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form Special Committees to study a segment of their business would not be excludable under rule 14a8-([i])(7). Because this interpretation raises form over substance and renders the provisions of paragraph ([i])(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under rule 14a-8([i])(7)."[2]

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[2] *See Exchange Act Release* No. 20091 (August 16, 1983).

Applying the Commission's 1983 statement to the Proposal renders a clear conclusion -- it is the subject matter of the Proposal and not the specific action requested that is to be considered in determining the application of Rule 14a-8(i)(7). Further, as neither the Commission nor the Staff has determined that any of the three issues addressed in the Proposal is a "significant social policy issue" for purposes of Rule 14a-8(i)(7), the subject matter of the Proposal is to be considered in determining whether the proposal deals with a matter that relates to the ordinary business operations of the Company. *See Bank of America Corp.* (January 22, 2009) (concurring in the exclusion of a proposal requesting the termination of the company's acceptance of matricula consular card for identification when providing banking services in reliance on Rule 14a-8(i)(7) as relating to the ordinary business operations (*i.e.*, the sale of particular services) and *Citicorp Inc.* (January 8, 1997) (concurring in the exclusion of a proposal seeking a report on the company's policies and procedures to monitor the use of accounts by customers to transfer capital under the predecessor to Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of the company (*i.e.*, monitoring illegal transfers through customer accounts)).

As discussed separately below, the subject matters of the three different proposals contained in the Proposal -- (i) the Company's decisions regarding the disclosure of highly sensitive proprietary information and the manner of providing specific products and services to customers, (ii) disclosure of specific lobbying activities, and (iii) the sale of specific products and services and the manner of providing specific products and services -- clearly are matters relating to the Company's ordinary business.

The manner of implementing the Proposal, whether it is the issuance of a report or the formation of a special committee as discussed by the Commission, or the increased disclosure and adoption of certain trading practices as provided in the Proposal, is irrelevant to the application of Rule 14a-8(i)(7) to the Proposal. The subject matter of the Proposal relates to the Company's ordinary business operations -- providing financial products and services to its customers. Applying the Rule 14a-8(i)(7) analysis mandated by the Commission to the subject matter of the Proposal and the Company's ordinary business operations results in three straightforward questions that determine the application of Rule 14a-8(i)(7) to the Proposal --

- Do the decisions made by the Company regarding the disclosure of highly sensitive proprietary information and the manner in which it undertakes transactions in repurchase agreements and securities loans relate to its ordinary business operations of providing financial products and services to its customers?

- Do the decisions made by the Company regarding the determination of views on regulatory or supervisory actions with respect to repurchase agreements relate to its ordinary business operations of providing financial products and services to its customers?

- Do the decisions made by the Company regarding the choice of trading facilities in effecting transactions in repurchase agreements as a "repo" dealer relate to its ordinary business operations of providing financial products and services to its customers?

If the answer to any of these three questions is "yes," the Company may properly exclude the Proposal in reliance on Rule 14a-8(i)(7).

2. ***The Proposal may be excluded in reliance on Rule 14a-8(i)(7) because Proposal One relates to (i) the Company's decisions regarding the disclosure of highly sensitive proprietary information and (ii) the manner in which the Company provides specific products and services to its customers***

(i) ***Company decisions regarding the disclosure of highly confidential and sensitive information***

Consistent with Commission statements and prior Staff precedent, the Company's ability to control decisions related to disclosure of highly confidential and proprietary information is precisely the type of ordinary business operation addressed in Rule 14a-8(i)(7). For example, in *Peregrine Pharmaceuticals, Inc.* (July 28, 2006) (*"Peregrine"*), the Staff concurred in the exclusion of a proposal requesting that the company provide on a monthly basis highly detailed information concerning each and every one of their clinical trials in reliance on Rule 14a-8(i)(7) as it related to the company's "ordinary business operations (*i.e.*, disclosure of ordinary business matters)." In *Peregrine*, the company noted that the information requested to be disclosed was highly confidential and sensitive, and related to the conduct of the company's ordinary business operations. *See also AmerInst Insurance Group. Ltd.* (April 14, 2005) (concurring in the omission of a proposal requesting the board provide each quarter a full, complete and adequate disclosure of the accounting of the line items and amounts of the operating and management expenses of the company in reliance on Rule 14a-8(i)(7) as relating to "ordinary business operations (*i.e.*, presentation of financial information)."

Similarly, Proposal One requests highly detailed and granular disclosure concerning the Company's transactions in repurchase agreements. The business terms of the individual repurchase agreement transactions negotiated between the Company and counterparties that are seeking to obtain financing from, or provide financing to, the Company are generally regarded as confidential. As such, the disclosure requested is highly sensitive and proprietary, and requiring such disclosure would not only call into question the Company's ability to meet the expectations of its clients and counterparties to keep certain information confidential, but also infringe upon management's ability to conduct its ordinary business operations and make decisions regarding the disclosure of information obtained through the normal course of providing financial services and products to its clients.

Accordingly, for the reasons described above, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

(ii) The manner in which the Company provides specific products and services to customers

The Commission has consistently recognized that proposals relating to the manner in which a company provides products and services to its customers may be omitted as relating to ordinary business operations in reliance on Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (February 17, 2011), *JPMorgan Chase & Co.* (February 17, 2011), *and Citigroup Inc.* (February 14, 2011), the Staff concurred in the exclusion of three substantively identical proposals requesting that each of the companies adopt principles for reforms to prevent illicit financial flows in reliance on Rule 14a-8(i)(7), as those proposals related to each company's ordinary business operations. In the concurrences, the Staff stated that the proposals (i) related to "principles regarding the products and services that the company offers" and (ii) did "not focus on a significant policy issue."

In addition, in *JPMorgan Chase & Co.* (February 26, 2007), *Bank of America Corp.* (February 21, 2007), *and Citigroup Inc.* (February 21, 2007) (*"Citigroup"*), the Staff concurred in the omission of three substantively identical proposals that requested each company to provide a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance. The Staff concurred with the views of each of these three companies that the proposals could be omitted in reliance on Rule 14a-8(i)(7) as related to "ordinary business operations (*i.e.*, the sale of particular services)." Notably, in *Citigroup*, the company expressed its view that "policies governing whether Citigroup will engage in any particular financial service for our clients are formulated and implemented in the ordinary course of the Company's business operations" and sought to omit the proposal because it "usurps management's authority by allowing stockholders to manage the banking and financial relationships that the Company has with its customers."

Proposal One requests "[d]isclosure in greater detail on [the Company's] use of repurchase agreement transactions and securities lending transactions," and, similar to the examples above, relates directly to the manner in which the Company provides specific products and services (*i.e.*, repurchase agreements and securities loans). Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

3. The Proposal may be excluded in reliance on Rule 14a-8(i)(7) because Proposal Two relates to specific lobbying activities by the Company that are related to the Company's ordinary business operations

The Staff has consistently allowed for the exclusion of proposals that focus on a company's specific lobbying activities as they relate to the operation of that company's business.

For example, in *PepsiCo Inc.* (March 3, 2011), the Staff permitted the company to omit a shareholder proposal relating to the company's "process for identifying and prioritizing legislative and regulatory public policy advocacy activities." Despite the broad wording of the proposal, the Staff concurred in the omission of the proposal pursuant to Rule 14a-8(i)(7) as it related to ordinary business matters, specifically because the proposal related "to the operation of PepsiCo's business and not on PepsiCo's general political activities."

In addition, in *Bristol-Myers Squibb Company* (February 17, 2009) and *Abbott Laboratories* (February 11, 2009), the Staff allowed for the exclusion of nearly identical proposals requesting a report describing each company's "lobbying activities and expenses relating to the Medicate Part D Prescription Drug Program." In its response letters, the Staff stated that the proposals could be properly excluded pursuant to Rule 14a-8(i)(7) as they related to ordinary business (*i.e.*, "lobbying activities concerning [the company's] products"). Similarly, Proposal Two requests that the Company "[d]isclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets." Determinations regarding the Company's positions on regulatory or supervisory activities regarding the "repo markets" necessitate a consideration of a myriad of factors relating to the particular issue and their impact on the Company's operations and, indirectly, shareholders. Similarly, any determinations regarding the public disclosure of these positions also require an assessment of the impact of that disclosure upon the Company's business operations and shareholders. These determinations are ordinary business matters that are inherently the function of management in running the day-to-day affairs of the Company.

The subject matter of Proposal Two is not the Company's general political activities; rather, the subject matter of Proposal Two is the Company's specific lobbying activities relating to a specific topic -- the collection and reporting of information about "repo markets" by regulatory or supervisory authorities. Consistent with prior Staff positions, Proposal Two addresses an ordinary business matter, as it relates to the Company's specific lobbying activities concerning the Company's products and services. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

4. The Proposal may be excluded in reliance on Rule 14a-8(i)(7) because Proposal Three relates to (i) the sale of particular products and services offered and sold by the Company and (ii) the manner in which the Company sells and markets its products

(i) The sale of particular products and services by the Company

The Staff has previously stated that proposals concerning the sale of particular products and services are generally excludable under Rule 14a-8(i)(7). For example, in *JPMorgan Chase & Co.* (March 12, 2010) and *Bank of America Corporation* (February 24, 2010), the Staff permitted the exclusion of substantially similar shareholder proposals requesting that the boards of each company, among other things, adopt a policy barring each company from providing future financing to any company engaged in mountain top removal coal mining. The Staff permitted the exclusion of the proposals pursuant to Rule 14a-8(i)(7), as they related to ordinary business operations (*i.e.*, the sale of particular services). *See also Wal-Mart Stores, Inc.* (March 26, 2010) (concurring in the exclusion of a proposal requesting the company to adopt a policy requiring that all products and services offered for sale in the United States by the company be manufactured or produced in the United States in reliance on Rule 14a-8(i)(7) as relating to ordinary business operations (*i.e.*, products and services offered for sale by the company)), *Procter & Gamble Co.* (July 15, 2009) (concurring in the omission of a proposal requesting that the company cease making cat-kibble in reliance on Rule 14a-8(i)(7) as relating to ordinary business operations (*i.e.*, sale of a particular product) *and PetSmart, Inc.* (April 8, 2009) (concurring in the omission of a proposal requesting the board to issue a report on the feasibility of the company phasing out the sale of live animals by 2014 in reliance on Rule 14a-8(i)(7) as relating to ordinary business operations (*i.e.*, sale of particular goods)).

Similar to the above examples, Proposal Three requests that the Company "adopt the use of transparent, multilateral trading facilities" whenever the company is "acting as a repo dealer." Currently, there are only a small number of multilateral trading facilities that may be used to clear and settle repurchase agreement transactions, all of which limit the participants that can execute transactions on their platforms to members that meet certain eligibility requirements (generally the larger financial institutions) and, therefore, cannot accommodate all transactions. In addition, these multilateral trading facilities are only available for clearing and settling repurchase agreement transactions in U.S. Treasury Bonds and other highly liquid government or agency securities. None are available to be utilized for the multitude of other types of securities underlying repurchase agreement transactions, such as corporate bonds, non-agency mortgage-backed securities or equities. As such, transactions in these other types of securities may currently be conducted only on a bilateral basis or not done through a clearing house at all. For example, a significant part of the "repo" market involves tri-party repurchase agreement transactions between U.S. broker dealers and banks, as repo sellers, and cash-investing customers such as U.S. mutual funds and pension plans, as repo buyers, involving a wide range of instruments from government, corporate and asset-backed bonds, equities and whole-loan mortgages, which are executed on a bilateral basis and cleared and settled at a clearing bank. As existing multilateral repo facilities may not consider many of such counterparties or instruments as eligible, much of this tri-party market is not conducted on multilateral facilities. As such, if Proposal Three were implemented, it would prevent the Company from transacting in the significant categories of repurchase agreement transactions where the underlying security is anything other than a U.S. Treasury bond or other highly liquid government or agency security, or the counterparty is anyone other than another member of the existing multilateral trading facilities.

Proposal Three is seeking a singular approach to a wide range of transactions and related counterparties; however, existing multilateral trading facilities do not currently provide for such widespread usage. If the Company were to implement Proposal Three, it would be required to discontinue the provision of numerous products that may not currently be cleared and settled on one of the few multilateral trading facilities available. Proposal Three would, therefore, significantly impact the products that the Company may provide to its customers and restrict its secured funding sources.

In addition, determinations as to what trading facilities to utilize when clearing and settling repurchase agreement transactions (or any transaction) are fundamental to the day-to-day operation of the Company. Further, these determinations are highly technical and nuanced, and are made on a daily basis in accordance with the type of securities underlying the transaction in order to achieve the most efficient and effective manner in which to clear and settle the transaction.

As described above, Proposal Three relates to the sale of particular products and services by the Company, which is an ordinary business matter. Accordingly, the Company believes it may properly exclude the Proposal and the Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

(ii) The manner in which the Company sells and markets its products

The Staff has stated previously that a company may omit a shareholder proposal if it relates to the manner in which the company sells and markets its products. For example, in *The Kroger Co.* (March 20, 2003), the Staff allowed for the omission of a shareholder proposal requesting that the company "[d]iscontinue use of the Kroger Plus Shopper's Cards." The Staff permitted the omission of the proposal pursuant to Rule 14a-8(i)(7), as it related to ordinary business operations (*i.e.*, the "manner in which a company sells and markets its products"). *See also International Business Machines Corporation* (January 22, 2009) (concurring in the omission of a proposal requesting the company to adopt a policy or take appropriate steps to further the advancement of open source standards in reliance on Rule 14a-8(i)(7) as relating to "ordinary business operations (*i.e.*, the design, development and licensing of IBM's software products)").

Proposal Three clearly relates to the manner in which the Company sells and markets its financial products by requesting that the Company, "when acting as a repo dealer, adopt the use of transparent, multilateral trading facilities." Each decision by the Company regarding the manner in which to clear and settle a trade for each particular counterparty for each particular repurchase agreement transaction is highly nuanced and technical, is based on the trading facilities available for the particular type of security and transaction, and deals with the fundamental day-to-day business of the Company. In addition, the decisions by the Company regarding which trading facilities, if any, to utilize not only fundamentally alter the development of a financial product or service, but also vary from product to product, counterparty to counterparty, and customer to customer, depending on the facts and circumstances of the transaction. As discussed in more detail above, multilateral trading facilities are currently available only for eligible members and for certain types of transactions in certain types of securities. In attempting to dictate that certain types of trading facilities must be used by the Company when engaging in repurchase agreement transactions as a "repo" dealer (for example, multilateral versus bilateral), Proposal Three relates to the ordinary business matter of the "manner in which [the Company] sells and markets its products." Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

5. ***The Proposal may be excluded in reliance on Rule 14a-8(i)(7) because any of Proposal One, Proposal Two or Proposal Three relates to ordinary business operations***

The Staff has addressed proposals that relate to both ordinary business operations and significant policy issues on a number of occasions. In each instance, the Staff has expressed the view that proposals relating to both ordinary business operations and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7).[3] *See Wal-Mart Stores, Inc.* (Mar. 15, 1999) (concurring in the exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). *See also General Electric Company* (Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business operation of choice of accounting method).

In *General Electric Company* (February 3, 2005), the Staff expressed the view that a proposal requesting that GE issue a statement that provided information relating to the elimination of jobs within GE and/or the relocation of U.S.-based jobs by GE to foreign countries, as well as any planned job cuts or offshore relocation activities, could be excluded in reliance on Rule 14a-8(i)(7) as relating to GE's ordinary business operations (*i.e.*, management of the workforce). Although it appeared that the shareholder proponent clearly intended the proposal to address the issue of "offshoring" (also called outsourcing or the movement of jobs from the U.S. to foreign countries), the proposal submitted to GE was not limited to that issue and encompassed both ordinary business operations and extraordinary business operations and, as such, the Staff concurred with GE's view that the proposal could be excluded.

As such, even if the Staff were to determine that Proposal One, Proposal Two and Proposal Three constitute a singular proposal, so long as any one of the subjects addressed in the Proposal relates to ordinary business operations and not a significant social policy issue, the entirety of the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7). As discussed above, each of the subjects in the Proposal relate to ordinary business operations and do not relate to a significant policy issue. Accordingly, the Company believes it may properly exclude

[3] In Staff Legal Bulletin No. 14C (Jun. 28, 2005), the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and supporting statement as a whole.

the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

6. Conclusion

For the reasons discussed above, the Proposal relates to the ordinary business operations of the Company and may be properly excluded from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Staff consistently has concurred with the view that proposals containing undefined and inconsistent phrases could be omitted in reliance on Rule 14a-8(i)(3). *See Exxon Corporation* (January 29, 1992) (excluding a proposal because the terms "the company," "Chapter 13," and "considerable amount of money" were either undefined or inconsistently used). In *Peoples Energy Corporation* (November 23, 2004), the Staff concurred that the company could omit a proposal requesting the company not to provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect because the term "reckless neglect" was left undefined, and had no commonly known definition. Similarly, in *NSTAR* (January 5, 2007), the Staff concurred that the company could omit a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records."

In *Wendy's International, Inc.* (February 24, 2006) (*"Wendy's"*), the company argued that the term "accelerating development" with regard to controlled-atmosphere killing was vague and indefinite because it did "not directly engage in research of stunning methodologies" and was not "in a position to undertake such research as it is not in the business of slaughtering and processing poultry." The Staff concurred that the company could exclude the proposal that called for reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" because the term "accelerating development" was not defined in the proposal or supporting statement and the proposal gave no guidance as to how the company should undertake the "development" of this technology.

Proposal Three contains at least one phrase that is fundamental to understanding the actions Proposal Three seeks. Specifically, Proposal Three requests that the Company "adopt the use of transparent, multilateral trading facilities" when "acting as a repo dealer." As discussed in more detail above, there are currently only a small number of multilateral trading facilities that may be used to clear and settle repurchase agreement transactions, all of which only allow for repurchase agreement transactions among eligible members regarding either U.S. Treasury Bonds or other highly liquid government or agency securities.

Similar to *Wendy's*, the wording of Proposal Three infers that the Company has the ability to "adopt" transparent, multilateral trading facilities in relation to all of its repurchase agreement transactions, despite the fact that no such multilateral trading facilities exist for certain securities that may underlie particular repurchase agreements or for transactions executed with certain counterparties. Rather, as discussed in more detail above, if the Company were to implement Proposal Three, it would be required to forgo transacting in any repurchase agreements where the underlying securities are not either U.S. Treasury Bonds or other highly liquid government or agency securities, such as corporate bonds, non-agency mortgage-backed securities or equities. It is highly unlikely that a shareholder would read Proposal Three and come to the conclusion that it would cause the Company to no longer partake in any repurchase transaction that could not currently be transacted on the existing multilateral trading facilities. Indeed, shareholders would likely read Proposal Three and come to the fundamentally incorrect conclusion that the Company could continue to conduct all of its existing repurchase agreement transactions, with the only change being the "trading facility" on which they are transacted.

Based on the language of the Proposal and the Supporting Statement, the actions that the Company would take in implementing the Proposal Three, if adopted, may be significantly different from that contemplated by the Company's shareholders in voting on the Proposal, causing the Proposal to be too vague and indefinite for shareholders to determine with any reasonable certainty exactly what actions or measures the Proposal requires. As such, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Sister Barbara Aires, SC
Sisters of Charity of Saint Elizabeth

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

December 5, 2011

Mr. Jamie Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon,

The Sisters of Charity of Saint Elizabeth continue to be concerned about J. P. Morgan Chase's role in trading of repurchase agreements (repos) and its impact on the financial system. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 200 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.
SBA/lp


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY

P 973 290 5402
F 973 290 5441
P O BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Transparency In Repurchase Markets

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearing houses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearing house or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.

- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.

- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).



750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com

RECEIVED BY THE
DEC 08 2011
OFFICE OF THE SECRETARY

December 5, 2011

Mr. Jamie Dimon
CEO
J.P. Morgan Chase & Company
270 Park Place
New York, NY 10017-2070

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Dimon,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of **200.00** shares of **J.P. Morgan Chase & Company** common stock for the Sisters of Charity of Saint Elizabeth.

Please be advised that as of **December 7, 2011**, the Sisters of Charity of Saint Elizabeth:

- have continuously held the requisite number of shares of **J.P. Morgan Chase & Company** common stock for at least one year, and
- intend to continue holding the requisite number of shares of **J.P. Morgan Chase & Company** common stock through the date of the **2012** Annual Meeting of Shareholders

If you should have any questions or require additional information, please do not hesitate to contact me.

Sincerely,

Yvette S. Andrews
Manager Investment Performance Analysis
Ashfield Capital Partners, LLC
415.391.4747

CC: Sister Barbara Aires

Page 23 redacted for the following reason:

*** FISMA & OMB Memorandum M-07-16 ***

Caracciolo, Irma R.

From:	Caracciolo, Irma R.
Sent:	Friday, December 09, 2011 6:20 PM
To:	'baires@scnj.org'
Subject:	FW: JPMC - Shareholder Proposal - Sisters of Charity of Saint Elizabeth
Attachments:	SFB No. 14F - Shareholder Proposals.pdf; SEC Rule 14a-8 - Shareholder Proposals.pdf; [Untitled].pdf

Dear Sister Barbara:
Resending to you with correct e-mail address.

Sincerely
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase | Vice President and Assistant Corporate Secretary | 270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396 | caracciolo_irma@jpmorgan.com

---

From: Caracciolo, Irma R.
Sent: Friday, December 09, 2011 5:44 PM
To: 'baires@scn.org'
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Sisters of Charity of Saint Elizabeth

Dear Sister Barbara:
Attached is our letter regarding the shareholder proposal submitted by Sisters of Charity of Saint Elizabeth for consideration at JPMC's 2012 Annual Meeting of Shareholders.
Sincerely
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase | Vice President and Assistant Corporate Secretary | 270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396 | caracciolo_irma@jpmorgan.com

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 9, 2011

VIA OVERNIGHT DELIVERY

Sr. Barbara Aires
Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476

Dear Sister Barbara:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 5, 2011, via e-mail, from the Sisters of Charity of Saint Elizabeth (the "Sisters of Charity"), the shareholder proposal titled "Transparency in Repurchase Markets" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Sisters of Charity are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from Ashfield Capital Partners, LLC ("Ashfield Capital") dated December 5, 2011, does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because (i) it provides proof of continuous ownership for one year as of December 7, 2011 -- two days after the date on which the Sisters of Charity's proposal was submitted to JPMC, and (ii) Ashfield Capital does not appear to be the "record" holder of the Sisters of Charity's shares of JPMC -- see below for SEC guidance on this point.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Sisters of Charity continuously held the requisite number of JPMC shares for at least one year.

- if the Sisters of Charity have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Sisters of Charity continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held – in this regard, we note that Ashfield Capital's name does not appear on the list of DTC participants. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

85796300


STATE STREET.

Via Facsimile: 212-270-4240

December 5, 2011

Mr. Anthony J. Horan
Corporate Secretary
J.P. Morgan Chase & Company
270 Park Place, 38th Floor
New York, NY 10017-2070
Tel: 212-270-7122
Fax: 212- 270-4240
Email: Anthony.horan@chase.com

RE: The Sisters of Charity of Saint Elizabeth, State Street a/c #xx

Letter of Verification of Ownership

Dear Mr. Horan,

This letter shall serve as proof of beneficial ownership of **200.00** shares of **J.P. Morgan Chase & Company** common stock for the Sisters of Charity of Saint Elizabeth.

Please be advised that as of **December 5, 2011**, the Sisters of Charity of Saint Elizabeth:

- have continuously held the requisite number of shares of **J.P. Morgan Chase & Company** common stock for at least one year, and
- intend to continue holding the requisite number of shares of **J.P. Morgan Chase & Company** common stock through the date of the **2012** Annual Meeting of Shareholders

Sincerely,

Kevin M. Day
Officer

CC: via mail to Sister Barbara Aires, Sisters of Charity of Saint Elizabeth
P.O. Box 576, Convent Station, NJ 07961-0476
Via email to Yvette S. Andrews, yandrews@ashfield.com


STATE STREET

For Everything You Invest In

RECEIVED BY THE

DEC 12 2011

OFFICE OF THE SECRETARY

Facsimile

Date: 12/12/2011

To: Mr. Anthony J. Horan

Company: J.P. Morgan Chase & Company

Phone Number: 212-270-7122

Fax Number: 212-270-4240

Total Pages: 2 including cover page

From: Brandon Wilber

Phone Number: 616-671-1646

Fax Number: 617-937-0273



RECEIVED BY THE

DEC 07 2011

OFFICE OF THE SECRETARY

MARYKNOLL SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 5, 2011

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10017

Dear Mr. Dimon,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of J.P. Morgan Chase & Co. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

We have appreciated the conversations we have had over the years with the Company on social and ethical issues related to responsible lending and risk management. . As long-term shareholders, we believe our company has an opportunity for leadership in transparency and risk management by disclosing in greater detail its use of repurchase agreement transactions and securities lending transactions.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Sister Barbara Aires representing the Sisters of Charity of Saint Elizabeth (973-290-5402). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc

Transparency in Repurchase Markets

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearing houses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearing house or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.

- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.

- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).

Dodd Newton Koechart
Senior Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
877-356-8778


Merrill Lynch

November 30, 2011

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of JPMorgan Chase & Co.. As of December 1, 2011, these shares have been held continuously for twelve months and will continue to be held through the next annual meeting of the company.

Very truly yours,

Dodd N. Koechart

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 8, 2011

VIA OVERNIGHT DELIVERY

Sr. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic, Inc.
PO Box 311
Maryknoll NY 10545-0311

Dear Sister Catherine:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 7, 2011, from the Maryknoll Sisters of St. Dominic, Inc. ("Maryknoll Sisters"), as co-sponsor, the shareholder proposal titled "Transparency in Repurchase Markets" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Maryknoll Sisters are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from Merrill Lynch included with the submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because it is dated November 30, 2011 – 5 days prior to the date on which the proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Maryknoll Sisters continuously held the requisite number of JPMC shares for at least one year.

- if the Maryknoll Sisters have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Maryknoll Sisters continuously held the required number of shares for the one-year period.

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held – in this regard, we note that Merrill Lynch appears on the DTC participant list currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf and appears to satisfy this requirement. However, if your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

Caracciolo, Irma R.

From:	Horan, Anthony
Sent:	Friday, December 23, 2011 10:26 AM
To:	Caracciolo, Irma R.
Cc:	Reddish, Carin S
Subject:	FW: Maryknoll Sisters letter of verification of ownership
Attachments:	MKL Sisters verification letter.pdf; ATT00001..txt

RECEIVED BY THE

DEC 23 2011

OFFICE OF THE SECRETARY

Anthony J. Horan, Corporate Secretary | JPMorgan Chase, 270 Park Avenue, New York, NY 10017| W: 212 270-7122| Cell: 917 881-2602| Fax: 212-270-4240

-----Original Message-----
From: Cathy Rowan [mailto:rowan@bestweb.net]
Sent: Friday, December 23, 2011 9:10 AM
To: Horan, Anthony
Subject: Maryknoll Sisters letter of verification of ownership

Dear Tony,

Attached please find the verification letter with the requested corrections.

Best wishes to you this holiday season, and safe travels to Virginia,

Cathy

Dodd Newton Koeckert
Senior Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
877-356-8778



Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Ave.
New York, NY 10017

Dear Mr. Horan,

This letter verifies that as of December 5, 2011, the Maryknoll Sisters of St. Dominic, Inc. continuously held 100 shares of JPMorgan Chase & Co. for at least one year. They intend to hold these shares through the date of the Company's next annual meeting.

Very truly yours,

Dodd N. Koeckert

RECEIVED BY THE

DEC 08 2011

OFFICE OF THE SECRETARY

MARYKNOLL

Fathers and Brothers • *Catholic Foreign Mission Society of America, Inc.*
Corporate Social Responsibility
PO Box 305 • Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 • Fax (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

December 6, 2011

Mr. Jamie Dimon, CFO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon,

The Maryknoll Fathers and Brothers are concerned about the lack of transparency in the repurchase markets. As these markets provide a key source of credit in the US financial system, there is too little information about them to adequately detect the buildup of risk exposure and emerging points of stress in the financial system. Therefore, the Maryknoll Fathers and Brothers request that our company, when acting as a repo dealer, adopt the use of transparent multilateral trading facilities so that all market participants can see all market prices.

The Maryknoll Fathers and Brothers are beneficial owners of 65 shares of stock. Proof of ownership is included. We will retain these shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Sisters of Charity of St. Elizabeth N.J., and present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Sr. Barbara Aires, SC at [973-290-5402] if you have any questions about this resolution.

Sincerely,

Joseph P. LaMar

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility

Enc
ICCR
Sr. Barbara Aires

Transparency In Repurchase Markets

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearing houses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearing house or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.

- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.

- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).


Merrill Lynch
Wealth Management

Bank of America Corporation

Catholic Foreign Mission
Society of America, Inc.
PO Box 309
Maryknoll, NY 10545

RE: Verification of Deposit

Important Notice

This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account of Client Name. Details appear below.

Comments

The Catholic Foreign Mission Society of America, Inc (CFMSA) also known as the Maryknoll Fathers and Brothers are beneficial owners of 65 shares of JPMorgan Chase & Co (JPM). These shares have been consistently held since 10/20/1999.

Signature of Merrill Lynch Branch Office Management Team (OMT)

LISA SPICKO
Printed Name

11/9/11
Date

*Please be advised, our CMA program permits account holders to access the assets in the account by Visa card and checks, which are drawn and processed against a Merrill Lynch account maintained for the customer at Bank of America, N.A. or JPMorgan Chase, N.A. of Columbus, Ohio. However, the account holder does not maintain a depository balance at that bank. The information provided above may change daily due to activity in the account and/or changes in market value of assets held in the account. This information is provided as a courtesy and Merrill Lynch is not liable or responsible for any decisions made, in whole or in part, on reliance upon this information.

This information is furnished to you in strict confidence in response to your request and is solely for your use for the purposes described in the Verification of Deposit request. If you have any questions, please contact the person whose signature appears above at (xxx) xxx-xxxx.

Caracciolo, Irma R.

From:	Caracciolo, Irma R.
Sent:	Friday, December 09, 2011 5:47 PM
To:	'jlamar@maryknoll.org'
Cc:	Horan, Anthony
Subject:	JPMC - Shareholder Proposal - Maryknoll Fathers & Brothers
Attachments:	SFB No. 14F - Shareholder Proposals.pdf; SEC Rule 14a-8 - Shareholder Proposals.pdf; [Untitled].pdf

Dear Father La Mar:
Attached is our letter regarding the shareholder proposal submitted by the Maryknoll Fathers & Brothers for consideration at JPMC's 2012 Annual Meeting of Shareholders.
Sincerely
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase | Vice President and Assistant Corporate Secretary | 270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396 | caracciolo_irma@jpmorgan.com

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 9, 2011

VIA OVERNIGHT DELIVERY

Father Joseph La Mar, M.M.
Coordinator of Corporate Responsibility
Maryknoll Fathers and Brothers
PO Box 305
Maryknoll, NY 10545-0305

Dear Father La Mar:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 8, 2011, from the Maryknoll Fathers and Brothers, as co-sponsors, the shareholder proposal titled "Transparency in Repurchase Markets" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Funds are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from Merrill Lynch included with the submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because it is dated November 9, 2011 – 27 days prior to the date on which your proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Funds continuously held the requisite number of JPMC shares for at least one year.

- if the Funds have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Funds continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held – in this regard, we note that Merrill Lynch appears on the DTC participant list currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf and appears to satisfy this requirement. However, if your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

RECEIVED BY THE

DEC 21 2011

OFFICE OF THE SECRETARY



Fathers and Brothers • *Catholic Foreign Mission Society of America, Inc.*
Corporate Social Responsibility
PO Box 305 • Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 • Fax (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

December 20, 2011

Mr. Anthony J. Horan
Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Via Express Mail

Dear Mr. Horan,

Ref: Your letter dated December 9, 2011 requesting sufficient proof of ownership of JPMC shares. (see attachment)

Please find enclosed a copy of Verification of Deposit (VOD) from Merrill Lynch dated 12/14/11 concerning ownership of 65 shares of stock owned by the Catholic Foreign Mission Society Inc. also know as the Maryknoll Fathers and Brothers.

These shares have been held since 10/20/1999 and will be held beyond the up-coming shareholders' meeting.

The value of these shares on the date of my submission of a shareholders' resolution concerning "Transparency in Repurchase Markets" (see attachment) was over $2,000.00.

I trust that this satisfies both SEC and your requirements.

Sincerely,

Joseph P. LaMar

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility

Attachments:

Ltr. from Mr. Horan, Dec 9, 2011
VOD ltr from Merrill Lynch, Dec 14, 2011
Filing letter Fr. La Mar, Dec 6, 2011 w/attachment

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 9, 2011

VIA OVERNIGHT DELIVERY

Father Joseph La Mar, M.M.
Coordinator of Corporate Responsibility
Maryknoll Fathers and Brothers
PO Box 305
Maryknoll, NY 10545-0305

Dear Father La Mar:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 8, 2011, from the Maryknoll Fathers and Brothers, as co-sponsors, the shareholder proposal titled "Transparency in Repurchase Markets" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Funds are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from Merrill Lynch included with the submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because it is dated November 9, 2011 – 27 days prior to the date on which your proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Funds continuously held the requisite number of JPMC shares for at least one year.

- if the Funds have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Funds continuously held the required number of shares for the one-year period.

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held – in this regard, we note that Merrill Lynch appears on the DTC participant list currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf and appears to satisfy this requirement. However, if your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F


Merrill Lynch
Wealth Management*

Bank of America Corporation

Catholic Foreign Mission
Society of America, Inc.
PO Box 309
Maryknoll, NY 10545

RE: Verification of Deposit

Important Notice

This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account of The Catholic Foreign Mission Society of America. Details appear below.

Comments

The Catholic Foreign Mission Society of America, Inc (CFMSA) also known as the Maryknoll Fathers and Brothers are beneficial owners of 65 shares of J.P.Morgan Chase (JPM). These shares have been consistently held since 10/20/1999.

Signature of Merrill Lynch Branch Office Management Team (OMT)

LISA JPILKO
Printed Name

12/14/11
Date

*Please be advised, our CMA program permits account holders to access the assets in the account by Visa card and checks, which are drawn and processed against a Merrill Lynch account maintained for the customer at Bank of America, N.A. or JPMorgan Chase, N.A. of Columbus, Ohio. However, the account holder does not maintain a depository balance at that bank. The information provided above may change daily due to activity in the account and/or changes in market value of assets held in the account. This information is provided as a courtesy and Merrill Lynch is not liable or responsible for any decisions made, in whole or in part, on reliance upon this information.

This information is furnished to you in strict confidence in response to your request and is solely for your use for the purposes described in the Verification of Deposit request. If you have any questions, please contact the person whose signature appears above at (203) 861-5913.

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province
Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Mr. Anthony J. Horan, Secretary, JP Morgan Chase & Co

FAX NUMBER: 212-270-4240

RE: Attached letters and resolution

DATE: Dec. 6, 2011

SENDER: Mary O'Herron for Rev. Seamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 3

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org


OMI, USA
JPIC

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

RECEIVED BY THE

DEC 0 6 2011

OFFICE OF THE SECRETARY

December 6, 2011

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Horan:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 60 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 7,338 shares in JPMorganChase & Co. Verification of our ownership of this stock is enclosed. We plan to hold shares at least until the annual meeting.

I am writing you to co-file the stockholder resolution on Transparency in Repurchase Markets. In brief, the proposal states that Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearing house or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.
- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.
- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of Charity of St. Elizabeth. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Sr. Barbara Aires of Sisters of Charity of St. Elizabeth who can be reached at 973-290-5402 or at baires@scnj.org. If agreement is reached, Sr. Barbara Aires, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE ☐ Washington, DC 20017 ☐ Tel: 202-529-4505 ☐ Fax: 202-529-4572
Website: www.omiusajpic.org

Transparency in Repurchase Markets

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearing houses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearing house or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.
- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.
- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).



801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone: (816) 871-4100
www.statestreet.com

December 06, 2011

RECEIVED BY THE
DEC 0 6 2011
OFFICE OF THE SECRETARY

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVI, BAVD

Dear Fr. Seamus Finn:

These shares are held in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

Security	Shares	Acquisition Date	Fund
JPMorgan Chase + Co Common Stock USD1	7,338	08/13/2009	BAVI
J.P. Morgan Alternative Loan-T JPALT 2008 R4 1A1 144A	505,000	08/01/2008	BAVD

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (816) -871-9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan R. Lightfoot
Client Service Manager
Specialized Trust Services


STATE STREET.

801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone: (816) 871-4100

www.statestreet.com

December 06, 2011

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVI, BAVD

Dear Fr. Seamus Finn:

These shares are held on behalf of the Missionary Oblates in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

Security	Shares	Acquisition Date	Fund
JPMorgan Chase + Co Common Stock USD1	7,338	08/13/2009	BAVI
J.P. Morgan Alternative Loan-, T JPALT 2008 R4 1A1 144A	505,000	08/01/2008	BAVD

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (816) -871-9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan R. Lightfoot
Client Service Manager
Specialized Trust Services

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 13, 2011

VIA OVERNIGHT MAIL

Rev. Seamus P. Finn, OMI
Director, Justice, Peace and Integrity Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Ave., NE
Washington, DC 20017

Dear Rev. Finn:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 6, 2011, from Missionary Oblates of Mary Immaculate ("Missionary Oblates") as co-sponsor, the shareholder proposal titled "Transparency In Repurchase Markets" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Missionary Oblates are the record owner of sufficient shares to satisfy this requirement. In this regard, I note that the letter from State Street Bank submitted with the Proposal refers to JPMC securities held in what appear to be two funds -- BAVI and BAVD. This letter does not state the affiliation of one or both of these funds with the Missionary Oblates and, therefore, it does not appear to confirm sufficient ownership of the Missionary Oblates to submit the Proposal to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Missionary Oblates continuously held the requisite number of JPMC shares for at least one year.

- if the Missionary Oblates have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Missionary Oblates continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held -- in this regard, we note that State Street Bank does appear on the list of DTC participants referenced in SLB 14F. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

85873208



801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone: (816) 871-4100

www.statestreet.com

December 14, 2011

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVI, BAVD

Dear Fr. Seamus Finn:

These shares are held on behalf of the Missionary Oblates in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

Security	Shares	Acquisition Date	Fund
JPMorgan Chase + Co Common Stock USD1	7,338	08/13/2009	BAVI
J.P. Morgan Alternative Loan- T JPALT 2008 R4 1A1 144A	505,000	08/01/2008	BAVD

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (816) -871-9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan R. Lightfoot
Client Service Manager
Specialized Trust Services

RECEIVED BY THE

DEC 09 2011

OFFICE OF THE SECRETARY

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

December 9, 2011

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

The Sisters of St. Dominic of Caldwell, NJ and other members of the Interfaith Center on Corporate Responsibility continue to be concerned about investment practices that contribute to the instability of the economy. We offer this resolution to help focus our dialogue further in the hope to prevent future financial crises.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of three hundred seventy (370) shares of JP Morgan Chase, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Barbara Aires, SC of the Sisters of Charity of St. Elizabeth will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Transparency In Repurchase Markets

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearing houses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- **Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearing house or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.**

- **Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.**

- **When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).**



State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/09/2011

Letter of Verification of Ownership

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell is the beneficial owners of 370 shares of JP Morgan Chase & Co. (Ticker JPM). These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

Kevin M. Day
Officer

Page 62 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 9, 2011

Sister Patricia A. Daly, OP
Sisters of St. Dominic of Caldwell, NJ
40 South Fullerton Ave.
Montclair NJ 07042

Dear Sister Pat:

This will acknowledge receipt of a letter dated December 9, 2011, whereby you advised JPMorgan Chase & Co. of the intention of the Community of the Sisters of St. Dominic of Caldwell NJ to co-sponsor a proposal to be voted upon at our 2012 Annual Meeting. The proposal is titled "Transparency in Repurchase Markets".

Sincerely,

Horan / Tony

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

85830752

<u>EXHIBIT B</u>

COMPANY'S SUSTAINABILITY REPORT

GREEN ADVANTAGE

Environmental Responsibility Report 2010



MGM RESORTS INTERNATIONAL™




6
10
12
13
8
MGM
THE CITY OF ENTERTAINMENT
7
9
MGM RESORTS INTERNATIONAL™
ARIA 1
Bellagio 2
Circus Circus Las Vegas 3
Excalibur 4
Luxor 5
Mandalay Bay 6
MGM Grand Las Vegas 7
The Mirage 8
Monte Carlo 9
New York-New York 10
The Signature 11
Vdara 12
MGM Macau 13
MGM Grand Detroit 14
Beau Rivage 15
Circus Circus Reno
Railroad Pass
Gold Strike Tunica
Gold Strike Jean





A GLOBAL LEADER IN ENTERTAINMENT AND HOSPITALITY



Thank you for your interest in MGM Resorts and especially for your interest in our Company's commitment to environmental responsibility. As you read further, I hope it becomes apparent that while preparing a report on our environmental responsibility efforts is new to us, our Company's commitment to sustainability certainly is not.

As a leader in the hospitality industry, we have worked for years to identify ways we can operate in a responsible manner. We are proud of what we have accomplished and are excited to share our philosophy and outlook for the future with you.

We view environmental responsibility as recognizing and reducing the impacts of our business on the natural environment. Sustainability is a core company value and we are determined to make sure our actions not only benefit future generations but also result in more efficient operations, lower costs and enhanced company value. This genuine commitment is demonstrated through our continued investment in and expansion of our environmental initiatives, even through the economic crisis.

In the following pages you will learn about the comprehensive environmental responsibility philosophy we call **"Green Advantage"** – a company-wide initiative that proves environmental responsibility and a superior guest experience go hand-in-hand with world-class hospitality and entertainment. Additionally, an overview of our strategic approach as well as details of specific programs is included.

We expect sustainability to be a key driver of organizational innovation within MGM Resorts for years to come. By continuously identifying new ways to operate more efficiently, we drive shareholder value, create a powerful differentiator for guests, and ensure we leave the world a better place for generations to come.

Sincerely,



Jim Murren
Chairman and Chief Executive Officer



OUR PHILOSOPHY

At MGM Resorts we have made a comprehensive commitment to integrate positive environmental change throughout all of our operations while at the same time providing an enhanced guest experience. We call this the Green Advantage.

The Green Advantage centers on the premise that our operations are better when they are greener. We work diligently to develop and deploy environmentally sustainable operating practices that integrate seamlessly into our resorts - practices that are planet conscious without ever compromising on the guest experience.

Our commitment to environmental responsibility makes MGM Resorts better as the implementation of sustainable practices helps us to drive innovation in every corner of our operations and continuously improve our performance. Critical to this commitment is our effort to actively examine our resort properties to find ways to improve our operations and lessen their impact on the environment.

For MGM Resorts, the Green Advantage is our promise that we will strive to:

- Understand our impact on the environment and implement best practices to reduce it
- Ensure that environmental responsibility is a priority at all levels of our organization
- Support sound public policy that creates positive environmental change
- Develop and support business partnerships with companies that share our passion for the planet
- Never be complacent with our accomplishments, but always strive to do more

WET Design's "Focus" water feature at ARIA

THE GREEN ADVANTAGE

OUR COMPREHENSIVE APPROACH

MGM Resorts delivers on our commitment to continually improve our environmental responsibility efforts by utilizing a comprehensive approach across all of our business operations. We assess our operations, create strategic plans for implementing environmentally responsible business practices, engage subject matter experts, and identify our core impact areas.

ASSESSMENT

We study every level of our organization and work collaboratively with our employees, from chefs to dealers, financial analysts to engineers, property managers to housekeepers, entertainers to concierge, to integrate more sustainable solutions into every facet of the company, to make our environmental commitment a reality.

This analysis enables us to gain a thorough understanding of our properties and make an accurate assessment of their environmental impacts. In making this assessment, we have been able to uncover opportunities to develop more environmentally responsible solutions that help us achieve absolute reductions in our environmental footprint.

STRATEGIC PLANNING

We created a robust strategic plan for sustainability to define the opportunities and actions we needed to take to achieve significant results. This effort resulted in the identification of hundreds of best practices that made our business greener. Equally important, the strategic plan established a baseline against which we can track our progress and accomplishments, and hold ourselves accountable to focus on continuous improvement.

EXPERTS

A plan, however, is only as good as the people executing it, and our people are the best. The Energy and Environmental Services Division (EESD), which is charged with implementing our strategic plan, is comprised of sustainability-minded individuals with a wide range of backgrounds and skill sets that form the foundation of our environmental responsibility program. From the start, our team has consulted with nationally acclaimed experts to help implement our strategy, worked with LEED consultants to achieve excellence in green building design and construction, and learned from policy experts who advise us on current and future legislative actions that will have a direct impact on our business. The EESD team also works closely with local and regional experts in areas such as emissions, air quality, utilities and energy management to identify opportunities where we can cut our resource use.

At each of our resorts, Green Teams have been formed to help the company implement its strategic plan by creating, implementing, measuring and executing sustainability initiatives across the five core areas of focus. The Green Teams are comprised of individuals from a diverse group of function areas throughout the resort. The Green Teams also play a key role in sharing sustainable solutions with fellow employees and guests in order to increase the breadth and depth of our environmental programs.

INNOVATION AND OPERATIONS

We embrace our responsibility for environmental stewardship and are committed to integrating sustainable business practices into our core values.

Looking at our operations through the lens of sustainability has led to exciting advancements and the use of innovation and technology throughout our hotels, restaurants, convention centers and entertainment venues.



CNG LIMOUSINES

We commissioned the first fleet of compressed natural gas (CNG) limousines in the world. Our stretch limos burn less fuel and produce less harmful emissions.



CONVENTION CENTER

We added highly efficient programmable lighting in Mandalay Bay's Convention Center. The technology incorporates the most advanced controls creating magnificent lighting effects for trade shows and conventions.


Cirque du Soleil

KÀ THEATRE STAGE

The hydraulics at Cirque du Soleil's KÀ Theatre use a non-petroleum, vegetable-based oil to power the world famous stage. When it's time to change the 6,000 gallons of oil we send it all to recycling centers that convert it to heating oil.



SLOT MACHINES

We installed one of the first LED lighting kits in our slot machines. Thousands of machines now have longer, brighter lives; plus, we have significantly reduced the machine's heat and energy consumption.

THE GREEN ADVANTAGE
ENHANCING OUR GUESTS' EXPERIENCE

Our guests are gaining a more sophisticated understanding of what it means to be green every day, and they are looking to give their business to a company that shares the same philosophy toward environmental responsibility. Our guests are embracing the Green Advantage because they can extend their own efforts to be environmentally responsible when they stay with us. MGM Resorts has implemented leading technologies and practices that integrate energy and water efficiency into guest rooms, restaurants and entertainment venues.

Guests take part in the Green Advantage, too. By participating in the towel and linen reuse programs at our resorts, guests reduce water use by millions of gallons a year. Guests reduce energy consumption by utilizing sophisticated in-room technology to set rooms to optimal temperatures. Dining at world-class restaurants is also friendlier to the environment, with a growing array of organic and locally grown selections.

By providing opportunities for guests to extend their environmental responsibility efforts, together we can leverage our size, scale and values to exponentially benefit the environment and local community.


78°
70°
Paraben and sulfate free amenities

Our guests share in the Green Advantage.

THE GREEN ADVANTAGE IN ACTION

RESORTS

When you stay at one of MGM Resorts International's world-class resorts you enjoy an unparalleled guest experience. We believe integrating environmentally responsible business practices into our operations complements a luxurious guest experience.

Sustainability is woven into our employee culture and our business operations, though the majority of the efforts happen behind the scenes. Take recycling, for example. We have been separating and reusing valuable materials such as plastic, glass, paper, cardboard and metal in back-of-the-house areas for years.

But not all of our initiatives are behind the scenes. Here are some of the advantages that make our hotels greener:

- Water-saving sheet and towel reuse programs
- Superior water-efficient showerheads, faucets and toilets
- Energy-efficient lighting throughout many areas of our resorts, casinos and guest rooms
- Upgraded ventilation equipment and low volatile organic compound paints and glues that enhance thermal comfort and indoor air quality
- Limousines that run on compressed natural gas instead of gasoline

RESTAURANTS

When enjoying a delicious meal, snack or drink in one of our 165 restaurants, patrons are assured that our commitment to operating our restaurants in an earth-friendly manner runs deep.

Our restaurants offer ambiance and worldly flavors prepared in unique and surprising ways that delight the palette. The world's most sought-after chefs share a commitment to sustainability and instill this philosophy in their staffs. From sustainable and organic menu selections to highly efficient kitchen equipment, our patrons enjoy exceptional experiences every day.

We believe a greener kitchen is a more efficient kitchen. Here are some of the advantages that make our kitchens greener:

- We work closely with our vendors and suppliers to ensure that the food we serve is of the highest quality and sourced responsibly.
- We offer organic, sustainable and vegetarian food options, organic beverage options, and use environmentally responsible cleaning products at many of our establishments.
- Inside our kitchens one will find water-saving equipment and guidelines.
- Our kitchens separate and recycle valuable commodities such as aluminum, cardboard, glass and cooking oil.
- Food scraps are sorted inside the kitchens and sent to local businesses and farmers for composting material and livestock feed.



Bellagio Conservatory and Botanical Gardens


BELLAGIO
OUR CONSERVATION EFFORTS SUPPORT LIVING IN THE DESERT
In alignment with this effort, we will make your bed with existing linens to conserve millions of gallons of water each year. When you wish to have your linens changed, please place this card on your bed. As standard practice, linens are always replaced upon guest departure.
We also offer you the choice to reuse your towels. Please proceed to hang your towels if you wish to use them again. Towels left on the floor will be replaced.
Thank you for supporting our dedication to sustainability and helping us make a difference.

Towel and Linen Reuse Program at Bellagio

MEETINGS

MGM Resorts International offers more than 3 million square feet of meeting space throughout our resorts featuring dramatic ballrooms, cozy breakout rooms, and sophisticated boardrooms. Our experience and expertise in this business is unrivaled, and we consistently exceed our customers' high expectations.

Meeting and convention planners, and their clients and organizations, are more conscious than ever about how to make their events more sustainable. In order to meet those needs, we are increasing our greener offerings to create a more environmentally responsible experience that never compromises on quality or luxury.

We are collaborating with green meetings organizations to identify and implement the best green meetings practices and evaluation tools. The result is that no one does green meetings better than MGM Resorts International. Our green meetings and convention practice offerings include:

- Energy-efficient lighting in key meeting areas
- Comprehensive post-event recycling programs
- Organic and sustainable menu options
- Bottled water alternatives, such as on-site filtered water, pitchers and coolers
- Regular audits of our energy use in order to measure and improve our energy efficiency
- A Teacher Exchange Program in which we gather all unused meeting materials (i.e. pens, paper, etc.) and donate them to local schools

RETAIL SHOPPING

When guests are looking to unwind, MGM Resorts International provides the ultimate in retail therapy. More than 350 stores located throughout company resorts offer a variety of items, selling everything from mints and gum to designer fashion and precious jewelry.

While Crystals at CityCenter is one of the most exciting and sustainable retail destinations in the world, earning a LEED Gold certification, the retail division of MGM Resorts International is working tirelessly to reduce the environmental impacts of the overall operation.

Here are some of the advantages that make our retail operation green:

- We changed delivery routes, eliminating the need for two delivery trucks and saving fuel and unnecessary trips
- We recycle all cardboard boxes from product packaging and reuse plastic shipping totes to minimize the amount of required packaging
- We educated our retail tenants about the benefits of pursuing LEED certification for commercial interiors
- We are working with distributors to eliminate individual product packaging such as plastic bags on polo shirts
- We eliminated Styrofoam from the distribution center

THE GREEN ADVANTAGE
FOR FUTURE GENERATIONS

At MGM Resorts we believe leading corporations have a responsibility to protect the planet. Strategic environmental programs, like the Green Advantage, serve as a vehicle between the aspirations of the green movement and tangible business practices that impact our planet. Our efforts to improve the sustainability of our business have resulted in reductions of more than 55,000 metric tons of CO_2E emissions and nearly 200 million gallons of water each year.

Our strategic plan for environmental responsibility defines opportunities and actions we need to implement to achieve significant results. Our plan, and its hundreds of best practices, is guided by five core areas of focus that help us to be more sustainable. Equally important, our plan established baselines against which we can track our progress and accomplishments, and set targets to drive continuous improvement.

Our five core focus areas are:

1. **Energy and Water**
2. **Green Building**
3. **Waste and Recycling**
4. **Supply Chain**
5. **Outreach and Education**

Each resort is challenged to create, implement and measure initiatives across each core area. Collectively, these efforts have had a significant impact in our communities today and on future generations.







We have:

- Dramatically **reduced** our energy use
- **Saved** more than 200 million gallons of water
- Built the world's largest **LEED** Gold development
- Tripled our recycling rate to **33.2%**
- Inspired more than **61,000** employees

ELECTRICITY USE (IN MILLIONS OF KWH)

Year	Value	
2010	1,093	244
2009	1,108	
2008	1,155	
2007	1,187	

WATER USE (IN MILLIONS OF GALLONS)

Year	Value	
2010	4,107	525
2009	4,244	
2008	4,362	
2007	4,696	

WASTE RECYCLING (IN TONS)

Year	Value	
2010	25,744	7,934
2009	21,380	
2008	16,395	
2007	11,328	

Data represents domestic operations only



For MGM Resorts, the Green Advantage is our promise that we will strive to:

ENERGY WATER

GREEN BUILDING

WASTE RECYCLING

SUPPLY CHAIN

OUTREACH EDUCATION

2010 marks the fourth straight year in which we have formally implemented sustainable solutions to become more efficient and reduce energy and water usage.

&

With many of our resorts located in Las Vegas, we believe it is our responsibility to conserve energy and water resources. MGM Resorts has reduced energy consumption and conserved water across all operations for each of the past four years. During that time we have saved over 140 million kilowatt hours (kWh) of electricity, the equivalent of taking 12,100 U.S. homes off the grid, and reduced consumption of potable water by millions of gallons.

Cactus Garden at ARIA Resort

Select Highlights

- Bellagio's marquee lighting was retrofitted with bulbs that use 50% less energy, saving 385,000 kWh annually; the equivalent of 32 homes.
- Superior showerheads, faucets and toilets installed throughout CityCenter equate to water savings of nearly 30% without compromising performance. Our water savings at CityCenter alone offset the annual water consumption of more than 200 households.
- Excalibur removed 27,000 square feet of grass near sidewalks and public areas and replaced them with high quality synthetic turf to save 1.7 million gallons of potable water annually.
- Luxor and MGM Grand both installed AutoFlame computerized combustion controls on the natural gas fired boilers in their respective central plants. The upgrade reduces our need for natural gas to heat water.
- The Circus Circus Las Vegas "Lucky the Clown" sign marquee retrofit replaced more than 15,000 bulbs saving more than 2.2 million kWh annually, or the equivalent of taking 183 average U.S. homes off the grid.



Case Study

MGM Resorts International Makes History by Implementing a One of a Kind Combined Heat and Power (CHP) Plant

BACKGROUND

When MGM Resorts began planning the construction of CityCenter, one of our first objectives was to strategically assess how the 67-acre campus would procure its power while reducing its environmental impact and conserving resources. In order to achieve this objective, we designed and built a unique cogeneration, or combined heat and power (CHP) plant, the first on the Las Vegas Strip. CityCenter's 8.2 megawatt CHP plant features jet-turbine engines, each as large as a city bus, that produce electricity and heat water. Excess heat from the generation of electricity is not wasted by exhausting it into the atmosphere, but rather we capture it to heat all of the water for showers, swimming pools, cooking, and other uses at ARIA, Vdara, Mandarin Oriental, VEER, Crystals, and the Convention Center.

RESULTS

Today, CityCenter contributes almost a third less of the greenhouse gas emissions than it would have emitted without the CHP plant. The CHP plant has made energy use far more efficient than any other technology currently on the market. Heating water through cogeneration, rather than using traditional boilers, means using less energy, thereby creating savings equivalent to taking 3,000 U.S. homes off the grid.

The CHP plant at CityCenter successfully meets the core objectives of our sustainability initiatives by demonstrating that innovation derived from environmental responsibility reduces environmental impacts and operational costs while simultaneously creating a superior guest experience.

environmentally sustainable, mixed-use new construction development in the world.



According to the United States Department of Energy, buildings annually consume more than 30% of the total energy and more than 60% of the electricity used in the United States, energy and electricity generated from mostly fossil fuels. Green building is vital for addressing the ever growing need to burn more fossil fuels for energy and electricity by improving resource efficiency and by integrating the generation of more benign forms.

LEED display in ARIA Convention Center

With that understanding in the forefront of our efforts and operations, all of MGM Resorts' properties integrate elements of green building, both with regard to new construction and renovations. No accomplishment in this area is greater than CityCenter. CityCenter set a leadership standard for responsible green building in Las Vegas and throughout the hospitality world. We are committed to operating processes that are environmentally responsible and resource efficient throughout a building's entire lifecycle, beginning with planning and design, through its construction, operations, maintenance and upkeep, renovations and even demolition.

Select Highlights

- The construction of CityCenter used more than 10 different suppliers of Forest Stewardship Council (FSC)-certified wood, making it the greatest use of FSC-certified wood in a single project in the United States.
- At ARIA, we have dramatically increased the air quality in the resort and casino by improving the ventilation with innovative technology where air flows from the floor up.
- MGM Resorts developed sustainable design and construction standards for future renovations and remodels of our properties.
- Crystals retail district and ARIA's two lobbies both incorporate ample amounts of natural sunlight, enhancing the guest experience and reducing the need for lighting during the day
- The New York-New York lighting retrofit project resulted in annual electricity savings of 3.2 million kWh, or the equivalent of taking 267 U.S. homes off the grid.



Case Study

CityCenter: The World's Largest Private Sustainable Development

BACKGROUND

In 2005, MGM Resorts embarked on a journey to create a small city of sustainable hotels, residences, spas, restaurants and retail stores. Our goal was to achieve LEED (Leadership in Energy and Environmental Design) Silver certification from the U.S. Green Building Council (USGBC), an organization that is committed to a prosperous and sustainable future for our nation through cost-efficient and energy-saving green buildings. One challenge we faced was how to recycle all of the waste from the project. At the time, no firms in Las Vegas had the capability to meet LEED green building standards for construction and demolition waste.

RESULTS

When it opened in December 2009, CityCenter met and surpassed all of our goals and expectations. CityCenter achieved six LEED Gold certifications, making it the largest environmentally sustainable, mixed-use new construction development in the world. In the process, CityCenter forever changed how commercial and industrial recycling would be handled in Las Vegas.

We partnered with a local recycler and helped it build a facility and purchase the needed equipment in order to meet the LEED standards and handle the volume of waste generated at CityCenter. In the process, we identified new ways to reuse materials that historically had been thrown away. Today, construction sites all over the city are greener, and the construction waste recycling industry in Las Vegas is thriving with competition because of the impact CityCenter had in developing the market.

CityCenter diverted 285,926 tons of material from the landfill during construction; a 93% diversion rate.

All of MGM Resorts' Las Vegas resorts have successfully decreased the amount of waste sent to landfills and increased their recycling rates.

WASTE & RECYCLING

With millions of visitors to our resorts each year, we recognize the importance of reducing, reusing and recycling the waste generated at our resorts. Our waste management efforts are responsible for reducing the amount of materials entering our resorts and reusing excess supplies, furnishings and other equipment. All of our Las Vegas resorts have robust recycling programs that separate and recycle valuable materials, such as plastic, glass, paper, cardboard and metal. 2010 represented a record year for the company's recycling program; we recorded our highest recycling rate to date: 33.2%.

ARIA's on-site horticulture center with New York-New York in the background

Select Highlights

- In 2010, CityCenter's recycling program successfully recycled 7,900 tons, or 55.2% of its waste - a Las Vegas record for a resort of its size. Our other Las Vegas resorts recycled another 25,700 tons, a 20% increase over 2009 and a 57% increase over 2008.
- In 2010, Mandalay Bay recycled more than 5,000 tons of waste property-wide, and more than 92% of the waste generated from shows inside the Mandalay Bay Convention Center was diverted from the landfill.
- Since 2007, a corporate-wide waste management program has resulted in an annual reduction of 5,148 compactor pulls, which translates to more than 257,400 diesel truck miles avoided, in turn preventing the emission of approximately 720 tons of carbon dioxide annually.
- Our restaurants and kitchens send hundreds of tons of food scraps to local farms and composting facilities for use in livestock feed and compost.
- Glass recycling at the Las Vegas resorts has been so successful that we were recognized with the "2010 Friend of Glass Award" from the Glass Packaging Institute for recycling more than 3,600 tons of glass in 2010.



Case Study

MGM Grand Las Vegas Swaps Trash Cans with Recycling Bins at Restaurants and Bars

BACKGROUND

In early 2009, MGM Grand Las Vegas set out to implement a true upstream recycling program at its Craftsteak restaurant. The goal was to increase recycling efficiencies by replacing the kitchen's trash cans with color-coded bins for clear glass, tinted glass and food scraps. Sorting at the source had been proven elsewhere to reduce contamination and increase recycling.

RESULTS

The program was an immediate success. All trash cans at Craftsteak were replaced with recycling bins, and the employees enthusiastically embraced the program and encouraged others to participate. Capitalizing on the momentum, MGM Grand Las Vegas rolled out the upstream program to its other restaurants and bars, including Diego, Pearl, and SEABLUE, just to name a few. Upstream sorting has almost doubled the amount of food scraps and glass that the resort recycles. It has also been a great way for the entire kitchen staff to be directly involved in the Green Advantage; making a difference for our business, customers and planet.

We are committed to working with our suppliers to help them examine the lifecycle of their products from the raw materials used in manufacturing all the way through to the reuse and recycling phases.

SUPPLY CHAIN

A key facet of our commitment to environmental responsibility is partnering and working closely with our suppliers to limit our environmental impact across multiple areas of our business operations. As part of our comprehensive approach, we engage in sustainable purchasing practices and consider the raw materials, logistics, and product's environmental performance when making our buying decisions. Focusing on our supply chain enables us to help our suppliers increase their capabilities to provide more sustainable products and solutions to their customers, and in turn to our customers as well.

Reclaimed barn wood integrated into ARIA Convention Center

Select Highlights

- MGM Grand Las Vegas tracks "green-friendly" vendors in its purchasing database to easily identify sustainable companies and products.
- Mandalay Bay's Shark Reef Aquarium has partnered with Monterey Bay Aquarium to educate visitors on the importance of making sustainable seafood choices. Additionally, rm seafood at Mandalay Bay made a commitment to use only sustainably caught seafood.
- Monte Carlo and other Las Vegas resorts have converted to environmentally friendly, citrus-based (non-ammoniated and non-bleach based) cleaning products.
- Grocery vendors have committed to deliver 90% of all items to Luxor through a maximum of two distributors, resulting in reduced transportation mileage to and from distribution centers.



Case Study

Greening the Supply Chain: When what you Need Doesn't Exist, Create it!

BACKGROUND

At MGM Resorts, we are committed to providing our guests with environmentally responsible experiences and service offerings that never compromise on luxury. When it came time to choose a low-flow showerhead for the CityCenter resort, our design teams were unsatisfied with the products currently on the market. The products that met our sustainability standards did not provide a luxurious enough shower experience, and the ones that met that experience did not meet our sustainability standards. We had the same challenge when it came to limousines; no one made a limousine that burned cleaner fuel. So when we were unable to source environmentally conscious products, we decided to work with our suppliers to innovate, design and build them.

RESULTS

At CityCenter, we worked closely with Delta to design a showerhead that met both our sustainability and luxury standards. We then commissioned Delta to manufacture new showerheads for each CityCenter hotel room and condominium equating to water savings of more than 30% without compromising performance. We also worked closely with Krystal Enterprises to develop a limousine that runs on compressed natural gas, which burns much cleaner than regular fuel products. As a result, ARIA now boasts an entire fleet of environmentally conscious limousines.

MGM Resorts and its 61,000 employees share a commitment to sustainability, diversity and philanthropy. Our education and outreach programs are improving our communities and making our planet greener for the generations to come.

OUTREACH & EDUCATION

MGM Resorts' sustainability communications initiative is focused on educating employees, guests, suppliers and community members about what sustainability is, how it affects the tourism industry, and what each and every one of us can do to create a greener planet. We believe that when we communicate with and educate our key stakeholders about the advantages of becoming more sustainable at home and at work, our values extend into the fabric of our communities. As a result of our efforts, many people are learning how to incorporate more sustainable practices into their everyday lives. We call our outreach and education program, "Conservation Begins at Home."

Secret Garden and Dolphin Habitat at The Mirage

Select Highlights

- Bellagio hosts an annual "Conservation Begins at Home" event in its employee dining room for a full day. Employees are invited to learn about recycling, energy and water conservation, and more. Multiple departments create displays for how they are greening their business operations.
- Mandalay Bay hosted an Earth Day event for employees, guests and the general public. NV Energy, The Nature Conservancy and UNLV participated along with many other for-profit and non-profit organizations.
- Monte Carlo has replaced all mailed guest communication with email. The resort also launched an employee "Green Thinking" campaign that trains employees to think about environmentally sensitive practices while at work as well as at home.
- All resorts issue green tips and updates periodically in their daily, weekly and monthly employee newsletters and publications.
- Each year we participate in the global Earth Hour event by turning off all tower wash lighting, marquees and signs at each of our Las Vegas resorts. We demonstrate that people, businesses and governments worldwide can make a significant contribution to overcoming our environmental challenges.



Case Study

Seeing Is Believing

BACKGROUND

In 2009, we partnered with the U.S. Department of Energy to bring the Living Zero Home Tour to Las Vegas. The Living Zero Home Tour is a state-of-the-art display featuring the latest in energy-efficient technology for the home, and an excellent complement to our "Conservation Begins at Home" employee awareness program.

RESULTS

For three days, The Living Zero Home Tour was prominently featured on the Strip in front Luxor and the public was encouraged to visit. Inside, it showcased hundreds of great energy-saving tips and technologies, and displayed the latest in energy-efficient appliances, windows and lighting to show how to reduce one's carbon footprint and decrease utility bills. For employees, The Living Zero Home Tour provided an opportunity to see firsthand many of the initiatives they had heard about in their "Conservation Begins at Home" training sessions, and they were reinvigorated to implement these changes in their own homes and at their workplaces.





THE ROAD AHEAD



At MGM Resorts, we hold ourselves accountable to a process of continuous improvement and innovation across our organization, setting a new paradigm for environmental responsibility in the hospitality and gaming industry.

While we are proud of our efforts and pleased that others continue to recognize our hard work and accomplishments, we are committed to setting targets that are both achievable and ambitious. With this in mind, we are sharing with you what we believe to be the opportunities for upholding our commitment to making the world a better place for our community today and for future generations.

TARGETS FOR 2012

By the end of 2012 MGM Resorts commits to:

- Reduce our total annual energy consumption by 3% from current levels
- Increase our company-wide recycling rate above 40%
- Reduce our water consumption by 3% from current levels
- Increase the sustainable attributes of the top 10 products we procure by spend
- Certify all MGM Resorts properties through the Green Key Eco-Rating program

THE BIGGER PICTURE

While MGM Resorts is committed to achieving its near-term targets, we will continue to make progress beyond reductions in energy and water, and increased recycling rates and product sustainability. We believe there are significant green advantages to stretching beyond the norm and to being the leader in our industry. To support the development of our five year environmental responsibility goals, we will be working toward continuous improvement in our efforts, including:

Employees

The collective power of our 61,000 employees has the power to create real change and make a real difference. Therefore, we believe that engaging and educating our entire employee base on environmental responsibility at home and in the workplace will greatly affect how sustainable our company and community will be in the future. While our programs have been successful in their efforts to date, we will develop and expand these efforts to provide comprehensive environmental responsibility training to all employees through new and existing programs, fairs, training modules and classes.

Green Building

MGM Resorts' commitment to green building does not stop with CityCenter's LEED Gold certifications. We are dedicated to including green building practices in all future room, casino and resort renovations. Our goal is to achieve further LEED certifications from the United States Green Building Council and to expand the standard green specifications for all renovations and new construction.

Renewable Energy

We understand that our energy consumption is our greatest impact on the planet. Currently, we buy the majority of our energy from the utilities that use a mixture of fossil fuels and renewables and are therefore held to their level of energy diversification. However MGM Resorts is constantly researching the most innovative technologies behind solar, wind, and waste-to-energy and will continue to collaborate with industry experts to find ways to diversify our consumption with the latest energy solutions. Our goal is to incorporate clean energy from solar, wind and waste into our energy portfolio.

Customer Engagement

We recognize our responsibility to educate our employees on the benefits of being green, but we also realize that we have the unique opportunity to engage the millions of guests who visit our resorts. We will use the Green Advantage to demonstrate how we are green and how our customers can join us in our efforts to make the planet a better place.

Greenhouse Gas Emissions

MGM Resorts calculates our Scope 1 and Scope 2 greenhouse gas (GHG) emissions, as defined by the World Resources Institute and the World Business Council on Sustainable Development, and reports these emissions annually to the Carbon Disclosure Project. Scope 1 and Scope 2 emissions inventories encompass one's consumption of electricity, natural gas, propane, fuels, refrigerants and steam. Scope 3 is a much broader category and will include upstream and downstream GHG emissions from sources such as our guests travel methods, transportation of our goods and materials, emissions from our waste, and more. Our goal is to identify relevant Scope 3 emissions and understand their impacts on our business.

AWARDS & RECOGNITION

MGM Resorts is humbled by the ample recognition that we have received from leading councils, societies, institutes and agencies. This listing of certifications, awards and memberships and partnerships is a true testament to our commitment to limiting our environmental impacts and to making our world a better, cleaner place for many generations to come.

CERTIFICATIONS



Six LEED Gold Certifications

CityCenter earned the prestigious Leadership in Energy and Environmental Design – New Construction (LEED-NC) Gold certification rating for six buildings within the CityCenter campus in 2009. LEED certification is awarded by the U.S. Green Building Council based on a project's environmental design, construction and operations. Today, CityCenter is the largest LEED-NC Gold certified project in the world and is truly a groundbreaking achievement in the gaming and hospitality industry.



Twelve Green Key Eco-Ratings

The Green Key Eco-Rating Program, the largest program evaluating sustainable hotel operations, awarded 12 MGM Resorts properties the distinguished Green Key designation of green business operations. These resorts are the first in Nevada and Michigan to receive Green Key ratings, which are based on a scale of one to five Keys, with five Keys being the highest ranking. Results are based on a comprehensive evaluation of the hotel's sustainability efforts.

AWARDS


2010
AWARDS

2010 Earth-Minded Award

The American Society of Interior Designers and Hospitality Design Magazine honored CityCenter's ARIA with the 2010 Earth-Minded Award, which recognizes innovative and sustainable design in hospitality. ARIA earned the award for its materials selection, resource efficiency, recycling management, environmental management systems, employee practices, and overall guest experience.

BUSINESS PRESS

2010 Best Green Owner

The Las Vegas Business Press presented MGM Resorts with the 2010 Best Green Owner Award for CityCenter. The award recognizes businesses and businesspersons for their leadership and commitment to developing best green business practices that benefit the local community and environment.


friend of glass
2010

2010 "Friend of Glass" Recycling Award

The Glass Packaging Institute recognized MGM Resorts as a model in the hospitality industry for its achievements and innovative efforts toward glass container recycling.


DESIGN
BUILD
FSC

2009 Forest Stewardship Council Award

The Forest Stewardship Council (FSC) honored CityCenter's designers and builders with the 2009 FSC Award for their commitment to using FSC-certified wood and creating a marketplace that promotes environmentally appropriate, socially beneficial and economically viable forest management. With more than $41 million worth of FSC-certified wood, CityCenter represents the greatest use of FSC-certified wood in a single project in the United States to date.


SOUTHERN NEVADA
WATER AUTHORITY

2006 SNWA Water Hero Award
MGM Resorts received the 2006 Southern Nevada Water Authority Hero Award after implementing many water conservation programs, including turf removal and upgrades to the resorts' showerheads and cooling towers. MGM Resorts recognizes that its Las Vegas resorts operate in a desert environment and is making tremendous efforts to conserve this precious resource.

MEMBERSHIPS & PARTNERSHIPS



U.S. Green Building Council
MGM Resorts is a member of the U.S. Green Building Council, a nonprofit organization committed to a prosperous and sustainable future for our nation through cost-efficient and energy-saving green buildings.

CARBON DISCLOSURE PROJECT

Carbon Disclosure Project
MGM Resorts participates in the Carbon Disclosure Project, a database that tracks and reports on voluntary disclosures of corporate greenhouse emissions, by providing detailed carbon data each year since 2008.


WASTE
WISE

EPA WasteWise
MGM Resorts is a partner of the Environmental Protection Agency (EPA) WasteWise program, a free, voluntary program through which organizations eliminate costly municipal solid waste and select industrial wastes, benefiting their bottom line and the environment.


CHP
EPA
COMBINED HEAT AND
POWER PARTNERSHIP

EPA's Combined Heat and Power Program
MGM Resorts is a partner of the EPA's Combined Heat and Power (CHP) Partnership, a voluntary program seeking to reduce the environmental impact of power generation by promoting the use of CHP. CityCenter is partially powered by a highly efficient 8.2 megawatt CHP unit.


GREEN CHIPS

Green Chips
MGM Resorts is a founding partner of Green Chips, a unique public/private non-profit organization dedicated to the promotion and education of environmental responsibility in southern Nevada.

Commercial Real Estate
Energy Alliance

Commercial Real Estate Energy Alliance
MGM Resorts is on the steering committee of the Department of Energy's Commercial Real Estate Energy Alliance. The alliance brings together portfolio owners and operators to promote research, technology, and best practices that will improve the energy efficiency of commercial real estate buildings.


ENERGY AND ENVIRONMENTAL SERVICES DIVISION
PUBLIC AFFAIRS
INVESTOR RELATIONS
MGM RESORTS INTERNATIONAL
www.mgmresorts.com/environment


MGM RESORTS
INTERNATIONAL™

This report is printed with soy-based ink on FSC-certified paper containing 25% recycled post-consumer fiber.

FSC  
PRINTED WITH
SOYINK

EXHIBIT C

COMPANY'S DIVERSITY & PHILANTHROPY REPORT

2010 Annual Diversity & Philanthropy Report


MGM RESORTS
INTERNATIONAL™

OUR DIVERSITY & INCLUSION MISSION

In order for MGM Resorts to be first and best, we accept the accountability to acknowledge and value the contributions of all people.

In order for MGM Resorts to be first and best

- We must strive to maximize shareholder value.
- We must promote the growth of our Company.
- We aim to be the company of choice for employees and customers.

We accept accountability

- We all have a role to play.
- We are all responsible, no matter what our position, no matter what our title.
- We all commit to do our best to achieve this mission.

To acknowledge and value the contributions of all people

- Every employee and every guest adds value to our Company.
- What we have in common binds us together, giving us a competitive advantage.
- We all commit to do our best to achieve this mission.

Our Diversity Principles

- *Be First and Best*
- *Be Considerate*
- *Value Others*
- *Be Understanding*
- *Be Respectful*
- *Be Inclusive*

"We have become not a melting pot but a beautiful mosaic. Different people, different beliefs, different yearnings, different hopes, different dreams."

– Jimmy Carter



About Our Cover Mosaic

Our cover is a visual mosaic of pictures of our teammates, properties, events and experiences at MGM Resorts International in 2010 woven together in the shape of our diversity and inclusion lion mascot. The images together depict the rich diversity of our team and our Company culture.

For more information regarding our Diversity and Philanthropy Initiatives:
MGM Resorts International
Corporate Diversity & Community Affairs Department
3260 Industrial Road, Las Vegas, NV 89109
MGMResortsDiversity.com

Author and Executive Editor: Phyllis A. James
Contributing Editors: Debra Nelson, Jocelyn Bluitt-Fisher, Maria Jose Galli, and Kameelah Shareef
Researcher: Detrick Sanford

The Annual Diversity & Philanthropy Report was produced by the following minority business enterprise:
Crear Creative Group, Las Vegas, NV. CrearCreative.com

Unless otherwise referenced, all photographs of individuals included in this report depict employees of MGM Resorts International.

Table of Contents

2010 MESSAGE
MGM RESORTS INTERNATIONAL


Jim Murren
Chairman & Chief Executive Officer


Alexis M. Herman
Chair, Corporate Social Responsibility Committee

2010 was another dynamic chapter in the anthology of our Company's evolving history and culture. We embraced a new vision statement which declared in part: "We embrace innovation and diversity to inspire excellence." We reaffirmed our commitment to sustaining our quality of life through our diversity, community and environmental initiatives that are embedded in our Company identity and belief system. We formally adopted the solid principles of integrity, engage, entertain, excellence, inspire and teamwork – which fortified us in our struggle to prevail over the recent Great Recession, and will continue to anchor our business operations.

As you will read in our report, these principles were in full swing at our Company in 2010. Even as our recovery from the adversity of the recessionary economy progressed, our results demonstrate that practicing diversity and inclusion as an essential element of our major business functions yields substantial business benefits to our Company.

Beyond that, our greatest challenge and our greatest opportunity lie in how we capitalize on the tremendous diversity of our teams to boost innovation in all dimensions of our Company. Among the most striking highlights in our report are our prodigious Diversity Councils, which manifest the true spirit and synergy of diversity. Comprised largely of our Diversity Champions, our councils have become genuine proving grounds for experimentation and innovation. They are fostering greater employee engagement in our Company and community, greater communication and greater team building in new and creative ways. We have only begun to tap the immense resources that our diversity councils present for advancing our culture and our business mission.

Likewise, the astonishing array of our philanthropic endeavors displayed in these pages conveys the vigor of our community engagement – not only through contributions to community nonprofits, but through our service to the matrix of institutions and organizations that are the lifeblood of our communities.

All of this reflects the extraordinary efforts of our employees – our teammates – throughout our enterprise. Our report proves once again that our Company's success is driven by our people and their steadfast focus on achieving results – no matter how difficult the task. For this, we extend an enormous thank you to our team, for the extra mile you walk everyday beyond your regular job duties. You make us extremely proud, year after year, and your excellent accomplishments in 2010 are no exception.

As we finalized our 2010 report, we received the news of the passing of our former Chairman and Chief Executive Officer Terry Lanni. Rather than mourn his loss, we celebrate the powerful vision and legacy that he left us – the values of character, integrity, excellence, courage and charity that he exemplified. Without a doubt, the greatest legacy he bequeathed us is our Company's diversity and inclusion initiative, rooted in the deep and abiding respect he held for all of humanity. Among other things, we will honor Terry's seminal contributions to our Company by establishing an annual award – the J. Terrence Lanni Award, or simply the "Terry" Award – that will recognize the one employee in our Company we believe has best demonstrated the values for which he stood, both in words and deeds.

In 2010 we celebrated the 10th anniversary of our Company's diversity initiative. We know there are still those who ask: "Isn't a decade of diversity enough? Haven't we accomplished what we needed to, and isn't it time to move on to something else?" Our response is a resounding NO. As far as we believe we have traveled with this initiative, we have only scratched the surface. We reaffirm the rich heritage of our diversity and philanthropy initiatives – for their intrinsic worth, and as pillars of the broader mantle of social responsibility that is an integral part of our Company vision. We believe we should and can ignite our employee potential and enrich our workplace, sustain our communities and preserve our environment while we maximize our competitiveness and shareholder value. In the coming years, this renewed pledge will frame our Company activities and our future reporting. Together we will remain united through our diversity, united in caring for our communities and united in protecting our planet for future generations.

Jim Murren
Chairman & Chief Executive Officer

Alexis M. Herman
Chair, Corporate Social Responsibility Committee


employee
volunteer program
MGM RESORTS

INTRODUCTION

Our Diversity and Inclusion Initiative is an integral part of our Company's character and commitment as a responsible corporate citizen. In 2010 we celebrated the 10th anniversary of this award-winning initiative, marking a decade of evolution, endurance and excellence in this business imperative. It has become a core part of our Company identity – we have embedded the diversity paradigm into our core values, major business systems and operations.

Leveraging the diversity of viewpoints and experiences of our multicultural, pluralistic team members to inspire and recognize the unique contribution of each of them is the essence of inclusion. In today's competitive global economy, diversity and inclusion are key drivers of our culture of mission engagement, innovation and peak performance among our teams.


DIVERSITY
MGM MIRAGE

Just as important is our unwavering commitment to our host communities. Our business and our communities share a common destiny: the success of each of us is bound up with the strength of the other. Community engagement is thus an integral part of our Company creed. We enrich our social fabric by philanthropic contributions and volunteer service to a myriad of organizations and causes. Throughout our MGM Resorts enterprise together we are united in caring for others.


LEADERSHIP IN ACTION

"Teamwork is the ability to work together toward a common vision. The ability to direct individual accomplishment toward organizational objectives. It is the fuel that allows common people to attain uncommon results."

– Andrew Carnegie

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT



CHAIRMAN'S DIVERSITY ROUNDTABLES

Our Company's top leadership recognizes that diversity and inclusion are much more than a set of policies distributed over the Internet. Our leaders are personally engaged – setting the tone at the top, visible, frequently vocal about the importance of these values to our Company culture, explaining how these values drive our business mission and success, and listening and responding to the questions and concerns of our employees.

We designed our Chairman's Roundtables series as a forum for a cross-section of team members (by job classification, demographics and management/non-management) to have interactive dialogue directly with our senior leadership about our diversity and philanthropy initiatives. In 2010 we continued this series of discussions, hosted by Chairman and CEO Jim Murren, director Alexis M. Herman and senior officers. This process of dynamic communication not only advances diversity as an imperative business competency and strategy, but also reinforces all of our foundational principles of integrity, excellence and cross-cultural teamwork.


MGM RESORTS

ANNUAL REPORT MEETING

At our annual diversity meeting in October 2010, Chairman and CEO Jim Murren and director Alexis M. Herman led our Company, community leaders, minority-owned, women-owned and disadvantaged business enterprises ("MWDBEs") and philanthropy partners in celebration of a decade of our diversity and philanthropy initiatives. While Secretary Herman reviewed the history and evolution of our diversity initiative, Chairman Murren reemphasized our Company's continuing conviction that diversity is a significant driver of many dimensions of business success.

Our 2010 celebration was also the first meeting at which our Company chairman publicly recognized diversity and philanthropy as related aspects of our holistic view of social responsibility. Chairman Murren pointed out that since the founding of our original company – MGM Grand – commitment to social responsibility has been deeply rooted in our Company's character. He reviewed our extensive


MGM RESORTS
INTERNATIONAL
Annual Diversity & Philanthropy Report

"I firmly believe that our greatest achievements lie ahead of us. We can be better and we can do better. We have not had our best days, either in our business or in diversity."
- Jim Murren

support of our communities through financial contributions as well as our far-reaching volunteerism.

Chairman Murren and Secretary Herman joined in a sincere thank you on behalf of our Company to all of our diversity and philanthropy partners, as well as everyone else who collaborated with us in the development of our diversity and philanthropy efforts into the robust initiatives they have become.

INSPIRING EXCELLENCE AND TEAMWORK



CORPORATE DIVERSITY AND COMMUNITY AFFAIRS DEPARTMENT

This department is the hub of our diversity and community support activities. Not only does it function as a resource on the discipline of diversity for our Company enterprise-wide, but it also administers our Company and The MGM Resorts Foundation giving programs, as well as coordinates our extensive employee community service and volunteerism.

Key activities of our department staff include liaison with our corporate and property diversity councils; presentation of our quarterly Best Diversity Practices series; annual diversity and philanthropy strategic planning; tracking of Company diversity and philanthropy information systems; support of our diversity sales agenda; and engagement with external diversity and community partners at the local, state and national levels.


Women of Color Conference

Over 500 women attended the Women of Color Conference in 2010

In 2010, the department spearheaded the 4th Annual Women of Color Conference at Mandalay Resort & Casino, sponsored by the Company and other corporations, and hosted by the Asian, Urban, Latin and Women's Chambers of Commerce of Nevada. Marketed primarily to women locally and across our nation, this conference is a forum for networking and dialogue on key issues pertaining to the personal and professional development of women. The 2010 conference also included a Career Center featuring one-on-one professional advice and counseling by certified career coaches of registered participants about job search strategies, resume preparation and interviewing skills.


2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT

DIVERSITY TRAINING: FOSTERING OUR CULTURE OF INCLUSION

Our Company's Diversity Champion Training Workshops are organized around the premise that diversity is both a core human strength and a competitive business advantage in our modern global economy. Our innovative curriculum combines classroom and experiential learning to instill the values of diversity and inclusion, personal responsibility and team accountability as crucial aspects of individual empowerment and leadership development.

Since the start of our workshops, MGM Resorts has graduated more than 11,000 Diversity Champions. In 2010, Chairman Murren approved an expanded diversity training initiative with the goal of completing graduation of every supervisory employee from our cutting edge Diversity Champion workshop by the end of 2011 – that is, an additional 4,000 managers. Last year an aggressive schedule of 76 workshops graduated 2,440 new Diversity Champions at our Company.



Diversity champions celebrate their graduations

"Some have asked whether all this [diversity training] is too aggressive a goal for today's economic times. I say not. Let me be clear about this: the most important investment that we can make as a company is in our people, because our people are our greatest asset."

- Jim Murren




MGM RESORTS
INTERNATIONAL
Best Practices Series
Agenda
Welcome Debra Nelson, Corporate Diversity & Community Affairs, MGM Resorts International
Greetings Debbie Hottensen, Vice President & CFO, The Mirage
Property Best Practice Amanda Burroughs, Manager, Front Desk, The Mirage
Special Guests Tamar Hoapili, Manager, Community Relations, Cox Communications
Randall Lane, Sr. Leader Global Inclusion & Diversity, Cisco
Q & A Debra Nelson
Closing Remarks Phyllis James, EVP, Special Litigation, CDO
Adjournment
2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT

OUR DIVERSITY COUNCILS: TEAMS UNITED THROUGH DIVERSITY

Our corporate and property-based diversity councils are pillars of our culture of inclusion and engagement. Our councils are multi-dimensional employee-run resource groups largely composed of Diversity Champions joined together for many purposes:

- To build positive communications and working relationships;
- To break down barriers to team synergy and collegiality;
- To promote greater engagement in our Company mission and business; and
- To energize our community philanthropy and volunteerism.

Spreading the spirit and message of diversity lies at the core of all of our diversity councils, with a special emphasis on periodic diversity recharges. They are also testing grounds for new approaches to team building and employee activism in accomplishing their properties' respective business objectives.

"The strength of the team is each individual member.
The strength of each member is the team."
– Author Unknown

Our Best Diversity Practices quarterly series convenes representatives of our property diversity councils to share their activities – highlighting successful approaches to inclusion, team synergy, employee engagement and community volunteerism. Guest speakers from other major companies and diversity organizations also appear to present current diversity and inclusion trends and effective practices.

The following pages present only a few of the many creative and beneficial projects undertaken by our diversity councils in 2010.

Bellagio


Our cause is noble,
RIVERS

Beau Rivage

Circus Circus Las Vegas

Circus Circus Reno

Excalibur - Luxor

BELLAGIO

The Annual Service World Cup competition among employee teams sponsored by this council reinforced the property's 5 Steps Beyond Excellence service culture. The competitions tested bed-making, suitcase handling, potato peeling and other tasks. For the second year in a row the Hotel High Risers won the big prize. Bellagio champions also adapted a "Wizard of Oz" theme for their annual December diversity recharge.

BEAU RIVAGE

This council's four committees – community affairs, health and wellness, employee appreciation, and training and education – have a full slate of activities. Each month in 2010 featured a different employee appreciation activity, such as the Beau Madness Basketball Tournament in March, Employee Bowling Night in August, "Burning the Midnight Oil" Nightshift Appreciation in September, and End of the Summer Cook-Out in October. The 2010 health and wellness calendar featured such classes as Ask the Doctor, Self-Defense for Women and Latin Dance Series. Community affairs initiatives included the Cell Phone for Soldiers drive, Harrison County Elementary School book readings, Renew Our Rivers clean-up, and Community MPACT Week.

CIRCUS CIRCUS LAS VEGAS

This council sponsored its Flavors of Diversity program several times during the year, on each occasion highlighting in the employee dining room the cuisine of a different culture. It also conducted its Jet Program, which teaches essential employment and work life skills to the children of property employees, such as resumé and interview preparation.

CIRCUS CIRCUS RENO

This council conducted several charity projects for the Reno community, including box packing and canned food drives for the Food Bank of Northern Nevada, back-to-school supplies drives for Partners in Education Schools, spring and fall visits to a local seniors center, and collection of personal care items for the Veterans Guest House.

EXCALIBUR - LUXOR

This joint property council's major activities centered on collection of backpacks for school students, collection of Goodwill donations, Make A Difference Day support of Paul Culley Elementary School, service of St. Vincent's Thanksgiving meals for the homeless, and Adopt-a-Family Christmas holiday gifts.

Gold Strike Jean - Railroad Pass

Gold Strike Tunica

Mandalay Bay

MGM Grand Detroit

MGM Grand Las Vegas

GOLD STRIKE JEAN - RAILROAD PASS

Communication of our diversity and leadership values is a primary mission and tool of our Company diversity councils. This joint property council focused primarily on disseminating diversity messaging among its employees. Gold Strike employees and spouses, led by Executive Chef Chris Sjafiraoeddin, volunteered to help prepare and serve Christmas dinner to 200 veterans at housing run by U.S.VETS, the largest nonprofit provider of veteran housing in the country.

GOLD STRIKE TUNICA

This council devoted its efforts to delivering water and juice to flood-impacted areas in Tennessee; making blankets for and refurbishing three of the counseling rooms at The Exchange Club Family Center with new paint, new furniture and accessories; and delivering food donations to the Mid-South Food Bank in Memphis, Tennessee.

MANDALAY BAY RESORT & CASINO

Among its activities this council made community outreach its primary focus. High points of its community agenda included graffiti clean-up, volunteering at Las Vegas' Three Square Food Bank and supporting the Christmas holiday toy drive for families in need.

MGM GRAND DETROIT

"Touching Communities, Touching Lives" Bus Tour is the banner for this council's multi-faceted community campaign. Each "destination" represents a different community support activity. Among other "stops" in 2010, the Bus Tour delivered employees to Mason Elementary School to provide special enrichment activities – including a special lunch, storytelling, educational games and supplies giveaway – to boost student attendance on official "count day" (i.e., when enrollment is counted for federal and state public education funding purposes).

MGM GRAND LAS VEGAS

This council introduced the "MOJO" ("Make Our Jobs Outstanding") project, in which participating workshop graduates completed 10 tasks within a 45-day period designed to put their Diversity Champion training to work. Council members also suggested revenue-generating ideas to property leadership for later employee implementation. On another front, this council launched the new Diversity Champion Communities concept – which organized Diversity Champions into 10 cross-department communities based on their property work locations, with each community assigned a local charity to support along with specific internal team building activities.

The Mirage

Monte Carlo

New York-New York

Signature

THE MIRAGE

This council developed a new approach to extending the teachings of our Diversity Champion Workshop into the workplace through its Diversity Champions Circle. Under this program, all Diversity Champion directors and above were assigned approximately eight managers and below upon the latters' workshop graduation for mentoring and cross-departmental team building.

MONTE CARLO

This council's concentration on philanthropic support included donations to Clark County's Veterans Hospital, the back-to-school drive for the McCall Elementary School and the Adopt-A-Family holiday gift program, as well as participation in The MGM Resorts Foundation basketball and softball tournaments.

NEW YORK-NEW YORK

This council, known as Liberty Torch, organized the property's canned food contributions to the Company's Three Square Food Bank drive; participated in the Company's Habitat for Humanity house build; and partnered with the MGM Grand Las Vegas diversity council to jumpstart the first-ever MGM Resorts Foundation Softball Tournament fundraiser.

THE SIGNATURE AT MGM GRAND LAS VEGAS

This council adopted a new diversity motto, "Celebrate All Individuals and The Unique Contributions They Bring Forth," and inaugurated its own Best Practices program called "Walk a Mile in Someone's Shoes." This program promotes familiarity and understanding among team members by permitting employees on selected days to shadow and conduct interviews about the workday of colleagues in different departments, and thereafter share learned insights at their department pre-shift meetings. Other major activities included monthly cleaning and food service at the Las Vegas Ronald McDonald House, a separate monthly team volunteer event, two cultures-a-month features in the employee dining room and quarterly employee donation drives.

Congratulations and thank you to all of our diversity councils for the tremendous dedication, enthusiasm and teamwork demonstrated by your activities!!

WALKING WITH PRIDE


IVING THE DREAM

Our Company was a major participant in the January 2010 Las Vegas Martin Luther King, Jr. Day parade, one of the largest such parades in our nation. Over 60 employees manned and marched with our "Living the Dream" float

In May 2010 our Alice in Wonderland-themed float won the top award for best diversity presentation in the Las Vegas PRIDE Parade, hosted by the Southern Nevada Association of PRIDE to celebrate and support the LGBT (lesbian, gay, bi-sexual and transgender) community


NEW YORK

In October 2010 our Company sponsored a float at Las Vegas' annual Hispanic International Day Parade, which celebrates the Hispanic heritage of many of our team and community members

SUPPLIER DIVERSITY

Supplier diversity has become an integral part of our sourcing and construction operations, because it promotes competition in the quality and price of goods and services. Our goal is to provide access for qualified minority-owned, women-owned and disadvantaged business enterprises ("MWDBEs") to business relationships with our Company that support our strategic business objectives.

Since 2001, MGM Resorts has spent over $1 billion directly with MWDBEs, nearly 11 percent of the Company's total biddable spend for goods and services during this time period, and over $1.5 billion directly with MWDBE construction contractors, designers and other professionals. This does not include the multiplier effect of these dollars at Tier II and further tier levels.

Despite the recession, our Company's commitment to inclusion of MWDBEs in our commerce has remained strong. In 2010 sourcing purchases directly with MWDBEs represented approximately 9% of the Company's total biddable spend for goods and services, while the Company's direct MWDBEs spend represented approximately 13% of its total construction expenditures. We procure a wide array of services and commodities from MWDBEs –from hotel linens to gourmet foods to electronic equipment to professional services in such fields as risk management, insurance brokerage and legal services.

In 2010 the Nevada Minority Supplier Development Council recognized our Company as the Corporation of the Year and Corporation of the Decade for our supplier diversity achievements.

Please view our website (MGMResortsDiversity.com) to learn more about our commitment to fostering a diverse supplier base. We welcome all potential suppliers who can fulfill our requirements on a competitive basis to introduce their businesses to us.

A PEAK INTO OUR DIVERSE SUPPLIERS


Crear Creative Group


PRAMI
INTERNATIONAL


sobel linen


Staff Pro


LEWIS &
THOMPSON


LINK
TECHNOLOGIES



Phyllis James, Executive Vice President, Kenyatta Lewis, Director of Supplier Diversity, Mark Stolarczyk, Vice President of Global Procurement, and Debra Nelson, Vice President, Diversity & Community Affairs, MGM Resorts, showcase Company award as Nevada Minority Supplier Development Council Corporation of the Year (2010) and Corporation of the Decade


Welcome to
Fabulous
A City Without Limits

DIVERSITY SALES

Our diversity competency equips us to appeal to multicultural customer segments domestically and internationally, and to work with diverse business partners around the world, thereby enhancing shareholder value. Our corporate diversity sales team works diligently with local and national organizations to position our Company favorably before diverse audiences and market segments, and to recruit diverse meetings and conventions to our resorts.


EPICUREAN EPICENTER
CELEBRATE VIVA
in grand fashion with renowned chef Julian Serrano.
Experience remarkable wine pairings with
Bellagio Director of Wine Jason Smith,
Sommelier Arturo Valadez Sanchez
and Executive Pastry Chef Jean-Marie Auboine.
Join us at Bellagio and savor
an extraordinary dinner menu.
Thursday, September 16, 2010
Tuscany Kitchen | 6:00 p.m.
$165 per person all inclusive
VIVA
For tickets and information please call 702.693.7076.







For example, in 2010 our resorts hosted the Boulé, the Steve Harvey Hoodie Awards, Women's Foodservice Forum and the Association of Latino Professionals in Finance & Accounting. Last year our Company debuted two inaugural multicultural campaigns – "Fabulous", with special appeal to LGBT (lesbian, gay, bisexual and transgender) patrons, and Hispanic-themed "VIVA". Each campaign consisted of a series of events featuring different attractions at various properties.


Hamburger
Helper

"Keep feeling the need for being first.
But I want you to be the first in love.
I want you to be the first in moral excellence.
I want you to be the first in generosity."
– Martin Luther King, Jr.

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT



MGM Resorts International executives delivered a single donation of over 38 tons of food given by MGM Resorts employees to Three Square Food Bank. (left to right) Chuck Bowling, President and COO, Mandalay Bay; Julie Murray, former Three Square CEO; Phyllis James, Executive Vice President, Special Litigation, Chief Diversity Officer; and Bill Hornbuckle, Chief Marketing Officer

COMMUNITY ENGAGEMENT FOR OUR PRESENT, FOR OUR FUTURE

MGM Resorts has an enduring commitment to sustaining the quality of life in the communities where our employees live and work – through financial contributions, in-kind donations, volunteer service and participation in local civic organizations.

Sustainable host communities are essential for our employees, our customers and therefore our business. Over the past decade our Company, combined with our employee-directed MGM Resorts Foundation, have taken a comprehensive approach to community sustainability, supporting a multitude of nonprofit organizations, agencies and causes – from food, shelter and health care for human sustainability, to education and the cultural arts for talent sustainability, to economic development, environmental sustainability and more. A substantial portion of our charitable donations serves clientele in diverse neighborhoods and venues.

Winner of the first-ever MGM Resorts *Got Talent Show* and *People's Choice Award* in 2010
– Aria aesthetician Gina Sempadian

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT


NOTHIN'
BUT NET
GO
GO
GO
2010 MGM Resorts Basketball Tournament Champions – CityCenter


2010 MGM Resorts Softball Tournament Champions – Monte Carlo


2010 Walk-A-Thon at MGM Resorts Spring Festival

THE MGM RESORTS FOUNDATION

Our employee-driven MGM Resorts Foundation is a vital force in our Company's culture of engagement, sharing and volunteerism. Our employees not only work together as a team, but they also unite in support of our Foundation's platform of sharing with and serving our communities. Our Foundation activities are varied, dynamic and fun!

Since its establishment in 2002 our employee foundation has donated over $40 million for the betterment of our communities. In 2010 alone, 40% of our employees together, through our foundation, gave $4.8 million to our communities, in spite of the recessionary economy – $ 2,665,562 in direct employee-designated contributions, and $2,137,488 through grants to 66 agencies approved by our employee Community Grant Councils. Foundation fundraising activities included an annual spring festival and walkathon, basketball tournament, softball tournament, and first-ever employee talent show.

Chairman and CEO Jim Murren and Hey Reb surprise Billbray Elementary School kindergarten teacher Paula Gehringa with the Teacher of the Game Award

Chairman and CEO Jim Murren along with MGM Resorts employees help build a home for a Habitat for Humanity recipient in west Las Vegas

MGM RESORTS CORPORATE GIVING

Beyond our employee foundation, our Company's 2010 corporate giving program embraced priorities in the areas of responsible gaming, education, health and wellness, hunger relief, housing/shelter, cultural arts and environmental sustainability – among them the Andre Agassi Foundation, Nevada Partners, Culinary Training Academy, Three Square Food Bank, The Smith Center for Performing Arts, Nevada Cancer Institute, Cleveland Clinic's Lou Ruvo Center for Brain Health and Las Vegas Springs Preserve Foundation. Keynotes of our community support and related events in 2010 included:

- **Teacher of the Game.** Our Company, in partnership with UNLV Men's Basketball, the Clark County School District School Community Partnership Office and Channel 8 News Now, sponsored this program for recognition of exemplary public school teachers. Each of the 16 teachers selected was spotlighted at a Rebels home game and was given an MGM Resorts game jersey in addition to an in-kind donation package of one hotel room night, dinner for two and two show tickets at any MGM Resorts property.
- **Three Square Food Drive.** Since the founding in 2007 of this Las Vegas Valley food bank, Company employees have served more than 16,000 hours in almost all aspects of its operations. Further in 2010, our employees collected and donated 38 tons of canned food to Three Square – the largest single company food drive in the nonprofit's history.
- **Habitat for Humanity.** Our employees assisted this organization in completing construction of a home in Henderson, Nevada for a qualified low-income family. Commenced in 2009, this home achieved LEED (Leadership in Energy and Environmental Design) certification by the U.S. Green Building Council. Our employee building team also commenced construction of a new Habitat for Humanity home in west Las Vegas, slated for completion in 2011.
- **2010-2011 Empowerment School Program.** In 2006, our Company was one of the first business partners of the Clark County School District's Empowerment School Program, designed to give the administrators of designated schools the autonomy and authority to tailor their curricula and programs to the particular needs of their student populations and neighborhoods. This year our Company completes its three-year financial grant totaling $1,050,000 in support of seven empowerment schools. Our employees complemented our Company's financial contribution through many service contributions to these empowerment schools for academic and cultural enrichment programs, improvement of the schools' libraries and physical environs and sponsorship of student field trips to cultural and entertainment attractions at our properties, such as Bellagio's Conservatory, The Mirage's Dolphin Habitat and Mandalay Bay's Shark Reef.

- **Back-to-School Drive:** Our employees distributed nearly 1,200 backpacks containing thousands of school supplies to our empowerment elementary schools and other Clark County public schools.
- **Terry Fator Benefit Show.** In 2010 Impressionist Terry Fator performed a special benefit show in support of the Company's partnership with the Public Education Foundation.
- **Nevada Partnership for Inclusive Education (PIE).** Our Company continued support of this program, which assists public schools to place students with mental, physical, emotional, behavioral, cultural and/or language special needs in mainstream classroom settings – affording every child the opportunity to achieve his/her potential.
- **Teach for America.** Our Company likewise continued support for this program, which recruits and trains outstanding recent college graduates from all backgrounds and career interests to teach for two years in at-risk urban and rural public schools.
- **Guinn Millennium Scholarship.** Our Company was proud to donate to this scholarship fund in memory of Governor Kenny Guinn, which provides local high school students with partial or full funding to attend UNLV and UNR.
- **Project Homeless Connect.** Our Company donated personal hygiene items to this November 2010 event, which provided the opportunity for homeless and low-income individuals and families to access personal necessities and the services of over 80 service providers assembled at Cashman Center.
- **KLUC Toy Drive.** Our employees donated 9 van loads of toys in addition to our Company's cash donation to the KLUC Radio toy drive, for the benefit of HELP of Southern Nevada, during last year's Christmas holiday season.
- **Vegas PBS Green Room.** In recognition of our Company's support of Vegas PBS public television, Channel 10 named its Green Room in honor of our Company.


MGM Resorts
Volunteer Room

Three Square volunteer room named in recognition of Company employee contributions


MGM RESORTS
The Public Education Foundation
$350,000
Phyllis James, MGM Resorts Executive Vice President, and impressionist artist Terry Fator present Judi Steele, President and CPO, The Public Education Foundation, with Company donation for Clark County School District Empowerment School Program

Company "elves" ready toys for distribution in 2010 holiday toy drive


employee
volunteer prog
MGM RESO

*"I am only one, but I am one.
I cannot do everything, but I can do something.
And I will not let what I cannot do interfere
with what I can do."*
- Edward Everett Hale

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT



Employees from our Las Vegas properties clean up school grounds and plant a community garden at a Clark County public school

MGM Grand Detroit employees fill backpacks with school supplies for public school students

UNITED IN COMMUNITY SERVICE

Our employees donate countless hours to a myriad of organizations and events in service to our host regions. Our extensive employee volunteerism is a hallmark of our tradition of sharing and reinforces our culture of performance excellence, teamwork and collaboration–main ingredients of our business success. Our diversity councils channel most of our organized volunteer activities, while our VolunteerMatch website allows individual employees to locate opportunities to volunteer at posted nonprofit organizations and events.



EXCELLENCE IN COMMUNITY SERVICE

Every year we honor our employees who have made extraordinary service contributions to our Company's philanthropic efforts or to our local nonprofit agencies.

Shining Star Award

Our Shining Star Award recognizes the employees who have made the greatest contribution not only to volunteering themselves, but also to inspiring other Company employees to participate in community volunteerism. Our Company donates $250 to the agency of choice of the finalist in this category. This award recipient wins a $1,000 grant by our Company to a nonprofit agency of his/her choice, and also has a star named after him/her through the International Star Registry. In 2010, our finalist and winner were: Kelly Harrington, Aria – Finalist (agency designees: Rainbow the Clown Adoption Exchange) and Dale Baca, MGM Grand Las Vegas – Winner (agency designees: Community Counseling Association and Aid for AIDS of Nevada).



Our winners and finalists are pictured at our 2010 awards luncheon with Corey Sanders, Chief Operating Officer, and Phyllis James, Executive Vice President, MGM Resorts International

Volunteer of the Year Award

Our Volunteer of the Year Awards recognize the management and line-level employees who have demonstrated the most outstanding commitment to community volunteering. Our Company donates $250 to the agency of choice of each of the finalists, and $1,000 to the agency of choice of the winners of this award. In 2010, our finalists and winners were:

Scott Wergin, Mandalay Bay – Winner (agency designee: Nevada Childhood Cancer Foundation) • Becky West, Circus Circus Las Vegas – Winner (agency designees: Bridge Counseling Association and US Vets) • Kiki Miles, Bellagio – Finalist (agency designee: CASA Las Vegas) • Nicole Washington, Vdara – Finalist (agency designee: StreetTeens).


DiversityInc
2010
TOP
50
COMPANIES FOR
DIVERSITY

AWARDS AND RECOGNITIONS HIGHLIGHTS

Diversity

- "2010 DiversityInc Top 50 Companies for Diversity" – DiversityInc Magazine, the nation's leading surveyor of corporate diversity performance, recognized our Company for its commitment to diversity best practices. Our Company was the only gaming company in the U.S. to be recognized on the 2010 DiversityInc list.
- "40 Best Companies for Diversity" – Black Enterprise Magazine highlighted our Company's diversity achievements in workforce composition, supplier diversity and corporate governance. Our Company was the only company in Nevada and the only company in the gaming industry named to this list.


rsity
BLACK ENTERPRISE
BEST COMPANIES
FOR DIVERSITY
MAGAZINE

- "Corporation of the Year" and "Corporation of the Decade" – The Nevada Minority Supplier Development Council recognized our Company for sustained and significant utilization of minority, women and disadvantaged business enterprises (MWDBEs) in procurement and sourcing.



AWARDS AND RECOGNITIONS HIGHLIGHTS

Community

- The Public Education Foundation honored Chairman & CEO Jim Murren with its "2010 Education Hero Award" for significant contributions to advancement of quality public education in Southern Nevada.
- The MGM Resorts Foundation was awarded the Initiative Partner of the Year by The United Way of Southern Nevada for its grant to the Kids and Cops program, which helps to build positive relationships with needy children in Las Vegas communities.



Clark County School District students applaud Jim Murren as 2010 Education Hero at Public Education Foundation awards dinner

- Families for Effective Autism Treatment (FEAT) of Southern Nevada honored our Company for its medical insurance plan coverage of treatment for children with autism.
- The Gleaners Food Bank of Southeastern Michigan honored MGM Grand Detroit with a Hunger Hero Volunteer Award in recognition of this company's commitment to nourish underfed members of the community.




OVERVIEW OF 2010 DATA

OVERVIEW OF 2010 DATA

WORKFORCE PROFILE

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT


MGM RESORTS
INTERNATIONAL™


Employee Profile
80
70
60
50
40
30
20
10
0
62.48%
63.29%
37.52%
36.71%
49.66%
50.26%
50.34%
49.74%
Minority
Caucasian
Male
Female
Minority Workforce
35
30
25
20
15
10
5
0
11.76%
8.08%
14.92%
15.68%
31.23%
34.92%
.49%
.47%
1.63%
1.76%
2.48%
2.39%
African American
Asian
Hispanic
Native American
Hawaiian / Pacific Islander
Two or more races
MGM RESORTS
MGM RESORTS - Clark County


Profile of Managers and Above
80
70
60
50
40
30
20
10
0
36.78%
36.98%
63.22%
63.02%
57.87%
58.03%
42.13%
41.97%
Minority
Caucasian
Male
Female
Profile of Minority Managers and Above
15
12
9
6
3
0
8.26%
6.26%
9.66%
10.53%
13.57%
14.80%
.43%
.41%
1.32%
1.41%
3.53%
3.58%
African American
Asian
Hispanic
Native American
Hawaiian / Pacific Islander
Two or more races

OVERVIEW OF 2010 DATA

CONSTRUCTION & CONSULTING

Diverse contractors, consultants, service providers and vendors played a significant role in the remodeling of these hotel rooms and suites at MGM Resorts in 2010


MGM RESORTS
INTERNATIONAL™

Total Expenditures
($ in millions)


$561.50
$559.14
600
500
400
300
200
100
0

MWDBE Total Expenditures
($ in millions)


$78.73
$78.68
80
70
60
50
40
30
20
10
0

■ MGM RESORTS ■ MGM RESORTS - Clark County

MWDBE Total Expenditures By Ethnicity
($ in millions)


80
70
60
50
40
30
20
10
0
75.77% 75.74%
10.76% 10.77%
10.22% 10.23%
3.26% 3.26%
African American
Asian
Hispanic
Native American

Total Expenditures
- Women Enterprises ($ in millions)


$32.39
$32.39
30
25
20
15
10
5
0

OVERVIEW OF 2010 DATA

STRATEGIC SOURCING

(left to right)
Kenyatta Lewis- Director of Supplier Diversity
Lucia Magdaleno- Supplier Diversity Coordinator
Vasanti Kumar- Supplier Diversity Coordinator
Mark Stolarczyk- Vice President of Global Procurement


MGM RESORTS
INTERNATIONAL™

Total Biddable Goods & Services Expenditures ($ in billions)


1.5
1.2
0.9
0.6
0.3
0.0
$1.32
$1.15

MWDBE Total Biddable Goods & Services Expenditures ($ in millions)


150
120
90
60
30
0
$120.94
$96.69

MGM RESORTS MGM RESORTS - Clark County

MWDBE Total Biddable Goods & Services Expenditures By Ethnicity ($ in millions)


60
50
40
30
20
10
0
14.69%
7.28%
44.38%
51.28%
33.74%
33.22%
7.28%
8.22%
African American
Asian
Hispanic
Native American

Total Biddable Goods & Services Expenditures - Women Enterprises ($ in millions)


40
30
20
10
0
$42.87
$28.02

2010 OVERVIEW

PHILANTHROPY

MGM Grand employees celebrate winning Best Spirit Award at MGM Resorts Foundation 2010 Walk-a-Thon Festival



MGM Resorts Foundation Grant Funding to Advance Diversity Initiatives*

MGM Resorts Companywide Corporate Contributions to Advance Diversity Initiatives



100
90
80
70
60
50
40
30
20
10
0
76.75%
74.71%
Diversity expenditure
$1,381,191
$1,596,822
51.51%
56.67%
$1,349,977
$1,377,277
2009
2010

*For 2010 this includes a diversity impact projection based on grant recipients' self-reported percentages for the first six months of 2011 since the grant year ends July 31, 2011.

Note: This only depicts discretionary MGM Resorts Foundation grant funding, and does not include contributions to the Employee Emergency Relief Fund, the Children's Medical Support Fund or employees' direct designations.



2010 Corporate & Regional Philanthropy Contributions

Nevada

Aid for AIDS of Nevada (AFAN)
Al-anon Alateen Convention
American Cancer Society "Coaches vs Cancer"
American Cancer Society of Oakland
Andre Agassi Foundation
Anti-Defamation League
Association of Corporate Contributions Professionals
Boys & Girls Club of Las Vegas
Boys & Girls Club of Venice
Catholic Charities
Celebrity Fight Night - Muhammad Ali Center
Children's Defense Fund - Freedom Schools
Cirque du Soleil Foundation - Run Away with Cirque du Soleil
Clark County Department of Family Services (Child Haven)
Clark High School Academy of Finance
College of Southern Nevada
Cystic Fibrosis Foundation
Dr. Martin Luther King, Jr. Committee
Edwards Family Foundation
Epicurean Charitable Foundation
Floyd Mayweather Jr. Foundation
Friends of Las Vegas Police K-9's
Gay & Lesbian Community Center
Girl Scouts of Frontier Council
Guinn Millennium Scholarship
Habitat for Humanity
HELP of Southern Nevada
I Have a Dream Foundation
Interfaith Council of Southern Nevada - Camp Any Town
Jack & Jill Late Stage Cancer Foundation
Juvenile Diabetes Research Foundation
University of Southern California - Keck School of Medicine
Keep Memory Alive
Khachaturian Foundation
Kids Co-Op
Kids in Distressed Situations (KIDS)
KidsPeace
KNPR Radio
LA's Best
Las Vegas Hospitality Association
Las Vegas Metropolitan Police Department Gang Crimes Bureau
Las Vegas Metropolitan Police Color Guard
Las Vegas Performing Arts Foundation (Smith Center for Performing Arts)
Las Vegas Springs Preserve
Leadership Las Vegas (Las Vegas Chamber of Commerce)
Lied Discovery Children's Museum
Looking Above & Beyond
Louis J Acompora Memorial Foundation
Make a Wish Foundation
Meeting Professionals International Foundation (MPI)
MGM Resorts Employee Volunteer of the Year
Nathan Adelson Hospice
National Center for Responsible Gaming
Nevada Ballet Theatre
Nevada Cancer Institute
Nevada Council Problem Gambling
Nevada Homeless Alliance
Nevada Partners
Nevada Partnership for Homeless Youth
Nevada PTA
North Las Vegas Chamber of Commerce Foundation
Olive Crest
Oscar de la Hoya Foundation
Public Education Foundation
Rally for the Cure Foundation

Ray Romano & Kevin James Celebrity Golf Tournament - Scripps Foundation
Rays of Sunshine
Regis High School Parents Club
Ronald McDonald House
Salvation Army
Sarasota Yacht Club
Spread the Word Nevada - Kids to Kids
St. Judes Ranch for Children
State of Nevada Victim of Crime Program
Susan G. Komen Race for the Cure
Teach for America
Temple Beth Shalom
The Shade Tree
Three Square
U.S. Green Building Gold Sponsorship
United Way - Volunteer Center of Southern Nevada
University of Nevada Las Vegas Foundation
US Vets
Vegas PBS
Veterans of Foreign Wars Post #1753
VolunteerMatch
Volunteers in Medicine
Washoe County Education Foundation

Michigan

ALS
Alternative Community Living
Alternatives for Girls
American Arab Anti-Discrimination
American Arab Chamber of Commerce
American Diabetes Association
American Cancer Society
Arab American & Chaldean Council
Arts & Scraps
Barbara A Karmanos
Belle Isle Women's Committee
Black Family Development
Boy Scouts of America
Brazeal Dennard Chorale
Brighton Hospital (St. John Hospital)
Candlelight Inc.
Chapel Vision Community
Charles H. Wright Museum of African History
Clintondale Educational Fund
Coalition on Temporary Shelter
Coleman A. Young Foundation
Community Health & Social
Covenant House of Michigan
Cornerstone Schools
Detroit Crusaders
Detroit Area Agency on Aging
Detroit Association of Black Organizations
Detroit Chapter National Hampton Alumni
Detroit Community Health Connection
Detroit Cristo Rey High School
Detroit Firemen's Benevolent Fund
Detroit Healthcare for the Homeless
Detroit Historical Society
Detroit Impact
Detroit Institute of Arts
Detroit International Jazz Festival
Detroit Metropolitan Bar
Detroit Police Officers Association
Detroit Repertory Theatre (Milan Theatre)
Detroit Riverfront Conservancy
Detroit Rotary Club Foundation
Detroit Symphony Orchestra
Detroit Urban League
Detroit Youth Foundation
Don Bosco Hall
Downtown Detroit Partnership
Detroit Public Schools
Federation of Youth Services
Festival of Trees

Focus Hope
Forgotten Harvest
Franklin Wright Settlements
Gamma Lambda Community
Gary Burnstein Community Clinic
Generation of Promise
Girls Group
Go Getters Program
Grace Centers of Hope
Haven
Henry Ford Community College
Horatio Williams Foundation
Hospice of Michigan
In Accord
Inside Out Literacy Arts
Jackets for Jobs
James E. Wadswarth Jr
Joy Southfield Development
Juvenile Diabetes Research
La SED
Lebanese American Heritage
Macomb County Child Advocacy
Manna Community Meals
Mariners Inn
Marygrove College
Mercy Education Project
Metropolitan Affairs Coalition
MI Youth Appreciation Foundation
Michigan Chamber Foundation
Michigan Opera Theatre
Michigan Roundtable for Diversity & Inclusion
Michigan State University (MPLP)
Michigan Women's Foundation
Michigan's Children
Mosaic Youth Theatre of Detroit
Museum of Contemporary Arts
Music Hall
NAACP Detroit Branch
National Conference of Artist
New Bethel Baptist Church
New Detroit
New Hope Development
Northeast Guidance Center
Northern Oakland NAACP
Oakland County Employment
Optimist Club Foundation of Detroit
Orchards Children's Services
Oriental Culture Association
Paula Tutman Children's Tooth Fairy
Payne-Pulliam School of Trade
Perfecting Community Development
Playworks Education Energized
Proliteracy Detroit
Queen's Community Workers
Rebirth
Rehabilitation Institute of Michigan
Riverbend Community Association
Ruth Ellis Center
Sisters Acquiring Financial Empowerment
Samaritan House
Schoolcraft College Foundation
Second Ebenezer Baptist Church
SER Metro
Southern Christian Leadership Conference
Southwest Detroit Business
Spaulding for Children
Spectrum Human Services Inc
Sphinx Organization
Spivey Community Redevelopment
St. Isaac Jogues Catholic
St. Patrick Senior Center
Stafford House
Steppin Out
Student Mentor Partners

The Children's Center
The Detroit Skating Club
The Links Foundation
The Midnight Golf Program
The MINDS Program
The Parade Company
The University of Michigan
Think Detroit PAL
Tomorrows Child
Trinity Community Services
United Cerebral Palsy of Michigan
United Negro College Fund
University Cultural Center
Warren Conner Development
Wayne State University
Women's Caring Program
Women's Informal Network
WSU-Chicano Boricua Studies
Yatoomas Foundation
YMCA of Metro Detroit
Youth Development Commission
Zonta Club of Southfield

Mississippi

2010 Down Syndrome Awareness Picnic
21 Chefs
Adventure Science Center, The Caper
AHA
Alzheimer's Association
American Legion Post 344
American Liver Foundation
An Evening in Casablanca
Arkansas Children's Hosp.
Arkansas Dept. of Community Correction
Arkansas State University
Arkansas Women of Essence
Baptist Memorial Hospital
Birthright of Hillsboro
Bob Mueller MS Celebrity Golf Scramble
Boys & Girls Club of Paris
Canton Lions Club
Carl Perkins Center
CASA
CBHS Alumni Tournament
Center Point Fire District
Child Development Center
Clydsdale Christmas Store
Commission on Missing & Exploited Children
Community Development Center
Community Foundation of Northwest Mississippi
Community of Faith Church
Cook Elementary
Cooper Young Community Assoc.
Dawn Busters Kiwanis Club
Desoto Square Dancers
ECHO Foundation
Elks
Enterprise
Exchange Club Family Ctr.
Eye Opener 5K
Fairfield Bay
FEPWA
Friends of the Horn Lake Library
Habitat
Hancock High
Harvest Ball
Heartwalk
Henderson State University
Holy Spirit Church
Hope House
Hot Springs Village
HSC Medical Foundation
Humane Society of St. Luci
Juvenile Diabetes Research Foundation
Junior Auxiliary Grenada

Junior Auxiliary of Batesville
Junior Auxiliary of Desoto County
Junior Auxiliary of Tipton
Junior League of Memphis
Kiwanis Club of Memphis
Knights of Columbus
Lafitte Barataria VFD
Leather and Lace
Lowenstein House
Malaria Prevention Mission
March of Dimes
Maritime & Seafood Industry Museum
McLeansboro Lodge No. 1882
Memphis Recovery Centers
Mental Health of Mid Tennessee
Mid-South Minority Business
Mississippi Economic Council
Mississippi Melons
Mississippi Mustang Club
Muscular Dystrophy
Myron Lowery
National Civil Rights Museum
Nolensville Recreation Youth Sports
North Little Rock Catholic Academy
Northwestern Middle School
Old West Special Trails
Orpheum
Palmer Home
Pineville Volunteer Fire Department
Quitman County Development
Rally for the Cure
Registry of Interpreters for the Deaf
Relay for Life
Rock Island Police
Ronald McDonald House
Sacred Heart of Mary Catholic Church
Saint Ann School
Samaritan Counseling Centers
Soldiers
Square Toast for Scholarships
St. Judes
Steve Hull Memorial
Summer in the City Fiesta
Susan G. Komen
The Mystic Krewe of Pegasus
Tunica Humane Society
Tunica Main Street
Tunica Sheriff's Office
Tunica Sudden Cardiac Arrest Syndrome
UCP
Upper Cumberland Development
Valleywood Home Owners Association
Vietnam Veterans of 3rd BN, 5th Marines
Walls Elementary School
Willard Parks and Recreation
YMCA Southwest Illinois

The MGM Resorts Foundation 2010 Community Fund Grants

Nevada

Accessible Space Inc.
Alzheimer's Disease and Related Disorders
Boys & Girls Club of Southern Nevada
Boys & Girls Clubs of Las Vegas
Boys Town Nevada Inc
Bridge Counseling Associates
Care Chest
Catholic Charities of Southern Nevada
College of Southern Nevada Foundation
Community Counseling Center of Southern Nevada
Consumer Credit Counseling Service
Easter Seals Southern Nevada
Family and Child Treatment of Southern Nevada
Food Bank of Northern Nevada
Foundation for an Independent Tomorrow
Gay and Lesbian Community Center of Southern Nevada
Girl Scouts of the Sierra Nevada
Golden Rainbow of Nevada, Inc
Goodwill of Southern Nevada
Greater Las Vegas After School All-Stars
HAWC Community Health Centers
HELP of Southern Nevada
HopeLink
Huntridge Teen Clinic
I Have A Dream Foundation
Lutheran Social Services of Nevada
Nathan Adelson Hospice Foundation
Nevada Child Seekers Merging Corp.
Nevada Childhood Cancer Foundation
Nevada Health Centers Inc
Nevada Partnership for Homeless Youth
Nevada PEP
Olive Crest
Planned Parenthood
Public Education Foundation
Safe House, Inc.
Southern Nevada Public Television
Spread the Word Nevada
St. Judes Ranch for Children
St. Rose Dominican Health Foundation
Street Teens
Sunrise Children's Foundation
The Shade Tree
Three Square
United States Veterans Initiative
United Way of Southern Nevada
Variety Early Learning Center
Women's Development Center

Michigan

Boys & Girls Club of Southeastern Michigan
Boys & Girls Hope Of Michigan, Inc
Haven
Holy Cross Children's Services
Joy-Southfield Community Development
Joy-Southfield Community Development Corporation
Reaching Higher
Sphinx Organization
St John Community Health Investment Corp
Starfish Family Services
Starr Commonwealth
The Greening of Detroit
Turning Point

Mississippi

Back Bay Mission
Exchange Club Family Center
Gulf Coast Women's Center For Non-Violence, Inc.
Hope Haven Of Hancock Co., Inc.
Memphis Symphony Orchestra
Metropolitan Interfaith Association

Leaders in Diversity & Philanthropy

MGM Resorts International Corporate Social Responsibility Committee/Board of Directors

Alexis M. Herman
Chair
President and Chief Executive Officer
New Ventures

Roland Hernandez
President
Hernandez Media Ventures

Anthony L. Mandekic
Secretary/Treasurer
Tracinda Corporation

Melvin B. Wolzinger
Director

Rose McKinney-James
Managing Principal, McKinney-James & Associates

MGM Resorts International Executive and Subsidiary Management

James J. Murren
Chairman, President & Chief Executive Officer
MGM Resorts International

Corey Sanders
Chief Operating Officer
MGM Resorts International

William J. Hornbuckle
Chief Marketing Officer
MGM Resorts International

Aldo Manzini
Executive Vice President & Chief Administrative Officer
MGM Resorts International

Robert H. Baldwin
Chief Design & Construction Officer
MGM Resorts International
President & CEO, CityCenter

Daniel J. D'Arrigo
Executive Vice President, Chief Financial Officer and Treasurer
MGM Resorts International

Michelle DiTondo
Senior Vice President, Human Resources
MGM Resorts International

Richard Harper
Executive Vice President, Sales & Marketing
MGM Resorts International

Phyllis A. James
Executive Vice President,
Special Counsel-Litigation and Chief Diversity Officer
MGM Resorts International

John McManus
Executive Vice President, General Counsel and Secretary
MGM Resorts International

William M. Scott IV
Executive Vice President, Corporate Strategy and Special Counsel
MGM Resorts International

Robert C. Selwood
Executive Vice President & Chief Accounting Officer
MGM Resorts International

Rick Arpin
Senior Vice President - Corporate Controller
MGM Resorts International

Alan M. Feldman
Senior Vice President - Public Affairs
MGM Resorts International

Paula Gentile
Senior Vice President & General Counsel for Risk Management, MGM Resorts International
President, M3 Nevada Insurance Company
President, MGMM Insurance Company

Shawn T. Sani
Senior Vice President – Taxes
MGM Resorts International

Al Faccinto Jr.
President & COO, International Marketing
MGM Resorts International

Kenneth Rosevear
President & CEO
MGM Resorts International Development, LLC

William Smith
President of Development and Management Services
MGM Hospitality, LLC

Richard Sturm
President & COO, Entertainment and Sports
MGM Resorts International

Frank Visconti
President, Retail Administration
MGM Resorts International

Nelson Wong
President, Far East Marketing
MGM Resorts International

MGM Resorts International Operating Property Presidents & General Managers

Jill Archunde
General Manager
The Signature at MGM Grand

Gamal Aziz
President & CEO
MGM Hospitality, LLC

Chuck Bowling
President & COO
Mandalay Bay

George P. Corchis, Jr.
President & COO of Regional Operations
MGM Resorts International

George Goldhoff
General Manager
Gold Strike Tunica

Mary Giuliano
General Manager
Vdara Hotel & Spa

Tony Mavrides
General Manager
Circus Circus Reno

Bill McBeath
President & COO
Aria

Lezlie Young
Vice President
The Mansion at MGM Grand

Randy A. Morton
President & COO
Bellagio

Cynthia Kiser Murphey
President & COO
New York - New York

Anton Nikodemus
President & COO
Monte Carlo

Felix Rappaport
President & COO
The Mirage

Michael P. Shaunnessy
General Manager
Gold Strike Jean & Railroad Pass

Scott Sibella
President & COO
MGM Grand Las Vegas

Don Thrasher
President & COO
Circus Circus Las Vegas

Renee West
President & COO
Luxor & Excalibur

Steve Zanella
General Manager
MGM Grand Detroit

MGM Resorts Corporate Diversity Council

Phyllis A. James
Chair, Diversity Council
Executive Vice President, Special Counsel-Litigation and Chief Diversity Officer
MGM Resorts International

Debra J. Nelson
Co-Chair, Diversity Council
Vice President, Corporate Diversity & Community Affairs
MGM Resorts International

Lorraine Baird
Director, Human Resources
Circus Circus Reno

Rogena Barnes
Vice President, Human Resources
Beau Rivage & Gold Strike Tunica

Rozell Blanks
Vice President, Human Resources
MGM Grand Detroit

Jocelyn Bluitt-Fisher
Director, Corporate Philanthropy & Community Affairs
MGM Resorts International

Pam Doherty
Vice President, Corporate Human Resources
MGM Resorts International

Jeff Eisenhart
Vice President, Leisure Sales & Marketing
MGM Resorts International

Joseph Federici
Vice President & General Merchandise Manager
MGM Resorts International

Alan Feldman
Senior Vice President, Public Affairs
MGM Resorts International

Maria Gatti
Director, Diversity Relations
MGM Resorts International

Sherri Gilligan
Senior Vice President, Corporate Services
MGM Resorts International Operations

Gerri Harris
Director, Contract Administration
MGM Resorts International

Barbara Hewitt
Vice President, Human Resources
Luxor & Excalibur

Dzidra Junior
Director, Sales
The Mirage

Mary Kenneth
Vice President, Human Resources
Bellagio

Vincent Kooch
Executive Director, Advertising
MGM Resorts International

Laura Lee
Vice President, Human Resources
Mandalay Bay

Kenyatta Lewis
Director, Supplier Diversity
MGM Resorts International

Jenn Michaels
Vice President, Public Relations
MGM Resorts International

Yvette Monet
Manager, Public Affairs
MGM Resorts International

Robert Napierala
Director, Human Resources
Circus Circus Las Vegas

Juliette Okotie-Eboh
Senior Vice President, Public Affairs
MGM Grand Detroit

Sheri Ohanian-Ulrich
Vice President, Human Resources
Monte Carlo

Sharee Palmer Love
Director, Human Resources
Gold Strike Jean

Michael Peltyn
Vice President, Human Resources
Aria

Kameelah Shareef
Manager, Diversity Relations
MGM Resorts International

Mark Stolarczyk
Vice President, Strategic Sourcing
MGM Resorts International

Melanie Walker
Vice President, Training
MGM Resorts International

Property Diversity Council Leaders

Aria

Bruce Belcher
Director of Human Resources

Nancy Martinez
Director of Training

Beau Rivage

Allison Smith
Director, Human Resources

Rhea Felsher
Manager, Ticket Office

Bellagio

Erden Kendigelen
Executive Director, Hotel Services

Jason Grattini
Leadership Training Manager, Human Resources

Circus Circus

Charles Brewer
Training Manager - Safety Compliance

Becky West
Manager of Employee Services

Circus Circus Reno

Lorraine Baird
Director, Human Resources

Excalibur & Luxor

Doug May
Director, Human Resources

Maria Castillo
Training Manager

Gold Strike Jean & Railroad Pass

Shawn Irwin
Manager, Human Resources

Gold Strike Tunica

Mary J. Aspinwall
Slot Technical Manager

Tally Karavany
Food & Beverage Manager

Mandalay Bay

Mark Bennett
Vice President, Slot Operations

MGM Grand

Bette Gaines-Snyder
Executive Director, Special Events

Mark Prows
Vice President, Entertainment

MGM Grand Detroit

James Daniels
Casino Host

The Mirage

Dolores Campuzano
Director, Banquet & Catering Services

Monte Carlo

Paul Nguyen
Food & Beverage Analyst

Saul Wesley
Slot Operations Manager

New York - New York

Michelle Borgel
Executive Director, Hotel Administration

James Sweeney
Manager, Retail Operations

The Signature

Joe Maddox
Security Supervisor

My Chau-Pennepacker
Assistant Manager, Tower Services

Diversity Partners

Since the introduction of our Diversity Initiative in 2000, we have proactively engaged individuals, groups and organizations in our work. As a result, our Company has benefited from diverse ideas and perspectives that have enriched our efforts and led to collaborative partnerships and programs that have strengthened our Diversity and Inclusion Initiative.

National Partners

Association of Latinos in Finance and Accounting
Executive Leadership Council (ELC)
Hispanic Association on Corporate Responsibility
Human Rights Campaign
International Gay and Lesbian Travel Association
Multicultural Foodservice Hospitality Association
National Association for the Advancement of Colored People (NAACP)
National Association of Minority Contractors
National Urban League
National Association of Women Business Owners
National Council of La Raza
National Minority Supplier Development Council
National Society of Minorities in Hospitality
Organization of Chinese Americans
United States Hispanic Chamber of Commerce (USHCC)
Women's Foodservice Forum
Women Business Enterprise National Council

Nevada Partners

100 Black Men of Las Vegas
Asian Chamber of Commerce, Las Vegas Chapter
Boys and Girls Club of Las Vegas
College of Southern Nevada
Dr. Martin Luther King, Jr. Committee
Human Rights Campaign, Las Vegas Chapter
Las Vegas Urban League
Latin Chamber of Commerce, Las Vegas Chapter
NAACP, Las Vegas Branch
National Association of Minority Contractors, Las Vegas Chapter
National Coalition of 100 Black Women, Las Vegas Chapter
National Association of Women Business Owners, Southern Nevada Chapter
Nevada Minority Supplier Development Council
Organization of Chinese Americans, Las Vegas Chapter
Southern Nevada Association of Pride Inc.
University of Nevada, Las Vegas
Urban Chamber of Commerce
Women's Chamber of Commerce of Nevada
Work Enhancement Employment Training (WEET)

Michigan Partners

American Arab Chamber of Commerce
Asian Pacific American Chamber of Commerce
Black Women's Contracting Association, Detroit
Booker T. Washington Business Association
Chaldean American Chamber of Commerce
Charles H. Wright Museum of African American History
Detroit Association of Black Organizations
Detroit Black Chamber of Commerce
Detroit Institute of Arts, Friends of African & African American Art
Detroit Urban League
Inforum
Latin Americans for Social and Economic Development
Latino Family Services
Michigan Hispanic Chamber of Commerce
Michigan Minority Business Development Council
Michigan Roundtable for Diversity and Inclusion
Michigan Women's Business Council
Millan Theatre Company/Detroit Repertory Theatre
Mosaic Youth Theatre of Detroit
NAACP, Detroit Branch
National Action Network, Inc
National Association of Women Business Owners
New Detroit, The Coalition
SER-Metro-Detroit Jobs for Progress, Inc
Southern Christian Leadership Council
The Links, Incorporated, Detroit Chapter
The Links, Incorporated, Renaissance Chapter
Trade Union Leadership Council
United Negro College Fund

Mississippi Partners

Back Bay Mission
Biloxi High School Lodging and Hospitality Program
Foundation for Education and Economic Development, Inc. (F.E.E.D.)
Jobs for Mississippi Graduates
Junior Achievement of Mid-South
Leadership Gulf Coast
Metropolitan Inter Faith Association (MIFA)
Minority Enterprise Development
Mississippi Minority Business Alliance
National Association for the Advancement of Colored People Biloxi Branch
National Civil Rights Museum
Northwest Mississippi Community Foundation (Jonestown Project)
Project Golden Hope in conjunction with the Lemoyne Owen College CDC
Ohr Museum of Art
Tougaloo College
Women's Foundation for a Greater Memphis

U.S. Certifying Agencies

Clark County, Nevada/McCarran International Airport
Michigan Minority Business Development Council
Nevada Department of Transportation
Nevada Minority Development Council
Women's Business Enterprise National Council

TRAILBLAZER
BRAVE PEERLESS
DIVERSIFIED
compassionate
GRACIOUS
Visionary
Caring
GENUINE
Approachable
HUMBLE
Spiritual
FAIR
ICONIC
REMARKABALE
PIONEER
SINCERE
Honorable
SOLID
HERO
HUMANITARIAN
DISTINGUISHED
Philanthropist

TERRY LANNI
1943 - 2011

IN CELEBRATION

"What you leave behind is not what is engraved in stone monuments, but what is woven into the lives of others."
– Pericles

Our former Chairman and Chief Executive Officer was known to everyone who met him simply as "Terry," but his contributions and legacy in Las Vegas and beyond are no less than profound.

An extraordinary industry leader, he changed the profile of the gaming and hospitality industry, and became the modern iconic face of gaming as a sophisticated and professional corporate business. He steered the team effort that transformed MGM Grand from a single-property company into the global enterprise that it is today.

A deeply committed philanthropist, he set the model of sharing and caring for others as the path for our Company. Not only did he spearhead creation of our employee-directed MGM Resorts Foundation, but he also led the vanguard in addressing acute community needs, such as quality public education through Clark County School District's Empowerment Schools, Three Square, Shade Tree and The Smith Center for Performing Arts.

Terry's most enduring legacy is our company's and our industry's pioneering Diversity and Inclusion initiative – first and foremost a true reflection of his personal moral creed, but also the modern paradigm for global business. After founding our initiative in 2000, in just five short years – by force of character, leadership and practice, he infused diversity and inclusion into our culture and core business operations, and now MGM Resorts has become one of the leading models of diversity in corporate America.

We celebrate Terry, a man of far-reaching vision, bedrock principles and unflinching courage and spirit. Every day we embrace the values he instilled – aspire to be better, excel by doing better. Godspeed to our mentor, our colleague, our friend!


MGM RESORTS
INTERNATIONAL™

Corporate Diversity & Community Affairs Department
3260 Industrial Road, Las Vegas, 89109
MGMResorts.com

This report is printed with soy-based ink on FSC-certified paper containing 25% recycled post-consumer fiber.



PRINTED WITH
SOY INK
